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                 SECURITIES AND EXCHANGE COMMISSION
                       450 Fifth Street, N.W.
                     Washington, D. C.   20549
                 ----------------------------------

                             FORM 10-SB
            General Form for Registration of Securities


                Pursuant to Section 12(b) or (g) of
                The Securities Exchange Act of 1934

                       ELITE LOGISTICS, INC.
       (Exact name of registrant as specific in its charter)

Idaho                              91-0843203
(State of Incorporation)           (I.R.S. Employer
                                   Identification No.)

                        1201 North Avenue H
Freeport, Texas   77541
        (Address of executive offices, including zip code.)

Registrant's telephone number:     (409) 230-0222

Copies to:                         Conrad C. Lysiak, Esq.
                                   601 West First Avenue
                                   Suite 503
                                   Spokane, Washington   99201

Securities to be registered pursuant to Section 12(b) of the Act:

                                NONE
------------------------------------------------------------------
                          (Title of Class)

Securities to be registered pursuant to Section 12(g) of the Act:

                            COMMON STOCK
-----------------------------------------------------------------
                          (Title of Class)

=====================================================================

                               PART I

ITEM 1.   DESCRIPTION OF BUSINESS.

Background

     Summit Silver Inc, Inc. (the "Company") was incorporated under the laws of Idaho on December 26, 1968 to engage in the business of mining. On November 17, 1999 it changed its business purpose and acquired all of the issued and outstanding shares of common stock and preferred stock of Elite Logistics Services Inc., a Texas corporation. On January 24, 2000 the Company amended its articles of incorporation and changed its name to Elite Logistics, Inc.

The Business

     The Company is engaged in the business of designing, developing, and marketing a wireless monitoring and tracking system that enables a user to monitor the exact location of the subject mobile assets at any time. The Company outsources the manufacturing of the product to third parties.

The System

     The Company's PageTrack[TM] Intelligent Vehicle Management Systems (the "System") allows the user to monitor, track, analyze, and direct the movement of, objects, including ground vehicles, marine vessels, railway equipment and valuable objects in transit. It also allows the monitoring or control of functions on a vehicle including locking/unlocking doors, window up/down, disabling the vehicle etc.
The vehicle can be tracked controlled via 2-way pager, PDA (e.g. Palm Pilot), the Internet, or by calling Elite's 24 hour per day call center.

     The components of the System are:

     A unit that integrates a two-way reflex telemetry unit and a Global Positioning System ("GPS") installed in the monitored vehicle.


     Web-enabled Geographic Information Systems ("GIS") technology that allows customers to access the data collected through the Company's system, including displaying the vehicle's location on a map, via the Internet.

     A Network Operations Center ("NOC") where the system servers are maintained and the network elements are monitored 24 hours per day, 7 days per week.

     A Customer Control Center ("CCC") where operators are available to assist customers 24 hours per day, 7 days per week and to provide communications services to customers that do not have Internet access.

     A Web-enabled Logistics Satellite Operating System ("LSOS")
Internet based software.

Operation of the System

     A GPS located in a vehicle transmits a signal to Elite's Server located within its Network Operations Center via Skytel's reflex telemetry network. Elite's customers can either monitor the information through their own computer systems via the Internet via a 2-way pager or PDA, or in the event the customer does not have Internet access, it may obtain the desired information directly from the Company through its 24 hour Customer Support Center.

     The System integrates proprietary technologies with technologies licensed from MapInfo, Oracle and Microsoft. The Company licenses commercially available technology whenever possible rather than acquiring internally developed systems. The System runs on a Microsoft Windows NT 4.0 Server and Oracle Database. Geographical information services and map data are maintained on MapInfo software also running on Windows NT 4.0 Server.

     The Company's web site is designed for fast downloads and compatibility with most browsers. Pages are deliberately built with minimal graphics and do not require client-side plug-ins or Java to view.

LSOS[TM] Fleet Management Software

     LSOS[TM] is a proprietary fleet management software application that provides fleet customers accurate fleet vehicle location through a detailed digitized map displayed on a personal computer connected to the Company's network operations center via the internet. LSOS[TM] operates in a Windows or browser environment on a personal computer located in the customer's office. The open client server architecture permits LSOS[TM] to operate on a variety of hardware platforms and to be integrated with the customer's other management information systems (such as billing, accounting and human resources), allowing the customer to use location information to measure and improve productivity in the field.

     The Internet interface allows customers to monitor vehicle locations on a detailed map in near real-time. LSOS[TM] updates and can display the position of all PageTrack[TM] equipped vehicles at periodic intervals determined by the customer. Customers can adjust the level of map detail through a zoom-in/zoom-out feature, allowing a customer to simultaneously view the location of all fleet vehicles or to focus on a single vehicle.

     The Company believes that software solutions that must be
customized to the needs of individual fleet customers are too expensive and time-consuming to be sold effectively to any but the largest fleets.  LSOS[TM] is therefore designed to address a wide range of
customer requirements.   By emphasizing its off-the-shelf, user-
friendly software, the Company believes it can attract a wide range of customers, many of whom would otherwise use less sophisticated communication and management systems, if any at all.

     LSOS[TM] will automatically complete selection of the most economical and available transport and select the most efficient and economical route for review by the operator. LSOSTM also reports a driver's completed route, speed, estimated fuel consumption, estimated time of arrival at next stop, the time of each stop and provides documentation for customers who require verification of deliveries.

     LSOS[TM] provides a two-way messaging platform allowing alphanumeric communications from the fleet operator to its drivers and numerous pre-programmed messages from the drivers to the fleet operator. Customers can send messages directly to drivers from the computer on which LSOS[TM] operates, via the Internet or from a 2-way pager or PDA. Messages can be sent to a single vehicle, several vehicles or broadcast to the entire fleet. The Company's communication network service costs are generally lower than conventional near real-time, two-way communication services, such as cellular, SMR and ESMR services.

Hardware

     The Company's PageTrack[TM] hardware integrates off the shelf GPS units (available from a variety of sources) with Motorola's CreataLink reflex telemetry unit to provide a means of determining and reporting the location and status of a vehicle or other asset at any point in time.

Manufacturing

     Strategic relationships have been established with three out-source manufacturers. The System consisting of software and hardware components is designed, integrated and tested at the Company's facilities.

     The Manufacturers are selected based on the following criteria:

     *    Ability to deliver product to functional specification
     *    Reputation for quality
     *    Ability to meet cost objectives
     *    Financial capability
     *    Ability to respond to rapid volume increases

     The Company has written agreements with all of its manufactures and in the event one of the Company's current manufactures were to cease doing business with the Company for any reason, the other manufactures could support the increase in manufacturing to support the loss for the other manufacturer. The Company could suffer adverse effects even with this contingency.

Services

Commercial Fleet Management

     The Company offers a range of fleet management solutions, depending on the customer's budget and location and messaging needs. All of these solutions involve the installation of the PageTrack[TM] IVS in each vehicle. In addition to the IVS, commercial fleet customers may purchase software or location services from the Company.

     The Company believes that the majority of its target customers' vehicles are currently equipped with wireless communications devices that do not provide automatic location features, such as two-way radio, specialized mobile radio ("SMR"), pagers and cellular devices. The Company's products and services allow commercial fleet operators to

     *    Increase driver productivity and fleet efficiency.
     *    Improve customer service.
     *    Limit unauthorized vehicle use.
     *    Reduce driver overtime.
     *    Increase security for fleet drivers, vehicles and cargo.

     The Company's potential customers include metropolitan commercial fleets (such as trade service providers, delivery services, bus and taxi fleets, ambulance companies, telecommunications companies, utility companies, municipal government vehicles and law enforcement agencies) and long-haul trucking fleets.

Security Services

     The Company's commercial fleet customers can establish a "zone of compliance" that activates the Company's security system when vehicles leave the zone. Customers may also attach an IVS directly to valuable cargo or to expensive equipment such as construction equipment.

     PageTrack[TM] can be integrated with a vehicle's alarm system. If the vehicle alarm is triggered, or the vehicle is moved, PageTrack[TM] automatically emits an alert, notifying the Customer and the Company's Customer Control Center of a potential vehicle theft. If the customer does not respond, the Elite Customer Control Center will telephone the customer directly. If the customer believes that the vehicle has been stolen or a driver is in danger, the Elite Customer Control Center will assist the customer, and local law enforcement in the recovery or assistance as needed. Our Customer Control Center is staffed twenty-four hours a day, seven days a week with Company employees who can track the location of the vehicle and, at the direction of the customer, can contact local law enforcement authorities and provide them with the location of the potentially stolen vehicle in near real-time.

     The System when installed in conjunction with third party hardware connected to the ignition system can also immobilize the vehicle and/or lock the doors to facilitate recovery by law enforcement (or a lien holder).

     The Company's ability to offer automated, reliable and near real-time vehicle tracking at the time of theft differentiates its stolen vehicle recovery assistance service from other available services. Other vehicle recovery services, such as LoJack require a subscriber to first realize, and then report, a vehicle stolen in order to begin the tracking process.

Information Services/Roadside Assistance

     Customers can have a alert notification button installed with the PageTrack[TM] unit that when activated will notify the Company's Customer Control Center under the Company's Roadside Assistance Program, through which the Company will have a tow truck sent to the caller's location. Under its Automated Roadside Assistance Program, offered to its customers at a higher monthly fee, the Company can direct a tow truck or other selected services directly to a subscribing customer's location when the customer presses a roadside assistance button installed in his or her vehicle.




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     Industry sources estimate that 25% of roadside assistance calls are for keys locked in the vehicle. PageTrack[TM] can remotely lock/unlock the doors of the vehicle by the customer calling the Customer Control Center or the customer can unlock the doors by using their two way pager, Palm VII or Internet capable cellular phone. In other situations Customers can use PageTrack[TM] to initiate a vehicle location or immobilize the vehicle in an emergency.

     PageTrack[TM] also has the ability to provide both consumer and commercial customers a "mobile yellow pages" that provides the customer the location of nearby prominent businesses or landmarks. The customer can call and obtain information such as the location of the nearest fast food restaurant, automatic teller machine, gas station, hospital, police station, or interstate on-ramp.

     The Company's proprietary Internet monitoring service also allows its subscribers to locate their vehicle(s) in near real-time and report its location for compliance, security and convenience purposes. Alternatively, the subscriber could call the Elite Customer Control Center, provide the operator with a proper User ID and Password for the vehicle to be located and within seconds receive an automated voice response or live operator indicating the location of the vehicle at that time.

Marketing

     The Company currently markets the System to:

     *    Shipping and delivery companies
     *    Other Fleet Operators
     *    Rental car companies
     *    Railroad and transportation companies
     * Private motor vehicle owners (via dealers and other indirect channels)

     The Company will execute marketing activities to establish and build brand recognition. A variety of target marketing communications techniques will be deployed to achieve this such as public relations programs, advertising and industry and consumer promotions.

     A strong multiple class distribution channel will be established to serve both the commercial customer segment as well as the consumer segment. OEM relationships will be explored and International expansion opportunities will be pursued.

     The Company will similarly establish an installation, service and support channel by establishing authorization criteria, standards of service, quality monitoring and training to ensure a leadership level of customer satisfaction is delivered.

     The Company also markets and distributes its products to consumers, through a dealer network and strategic partnerships or third-party reseller.

     The dealer network is comprised of automobile dealers and automobile aftermarket products installers.

Patents and Trademarks

     Both the Logistics Satellite Operating System software and the PageTrack units are patent pending at this time.

     The Company owns or has reserved the following URLs www.elitelog.com, www.elitelogistics.com, www.pagetrak.com. The
Company intends to pursue ownership of the URL for www.pagetrack.com

Competition

     There are three basic classes of products that offer commercial location and messaging capabilities competitive with the Company's products:

     *    GPS, private satellite and Loran-C systems
     *    LMS systems
     *    Traditional wireless communication

     GPS systems and certain private satellite systems use satellite ranging techniques to measure a GPS device's distance relative to a group of satellites in space. Typically, a GPS device must be in "sight" of several satellites to receive adequate transmission data for the determination of relative location on earth. Because GPS and other satellite services require "line of sight" to the orbiting satellite, dense metropolitan areas, parking garages, tunnels or other covered areas can impact the system's effectiveness and reliability.

     The Loran-C system uses land-based transmitting stations to send a low-frequency radio signal that is used by a vehicle to calculate its position relative to the location of other Loran-C transmitters.
Loran-C systems also frequently have difficulty penetrating
"metropolitan canyons" and therefore may provide inaccurate position readings in urban areas.

     When paired with a wireless communications system, GPS, certain private satellite networks and Loran-C may provide a location system competitive with the Company's products. There are a number of wireless systems that can be linked to a satellite system or a Loran-C system to transmit location information to a dispatch center:

     Cellular and PCS systems can provide local or nationwide networks to transmit location information to a dispatcher. Most vehicle location systems that link a satellite or Loran-C location system with a cellular or PCS communication system, such as Highway Master, are best suited for long-haul trucking fleets. CDPD, an overlay of a packet switched data service on a traditional cellular system, is available in most metropolitan markets throughout the U.S. CDPD can improve the cost and delivery of location information over existing cellular infrastructure.

     SMR/ESMR-- SMR has traditionally been used to serve the needs of local dispatch services, such as taxis and couriers, which typically broadcast short messages to a large number of units. Several SMR operators (e.g. Nextel) are constructing Enhanced Specialized Mobile Radio ("ESMR") digital systems that offer mobile telephone services. Geotek Communications, Inc. has developed an ESMR system with GPS location features to provide an automatic vehicle location service using its own dedicated ESMR network. Geotek is available in a limited number of metropolitan markets in the U.S. In certain markets, Geotek has developed a fleet management program incorporating GPS location information, which is being marketed with monthly service fees.

     Satellite-based communication is accomplished through transmission of a signal from a vehicle-based transmitter to a satellite, which automatically retransmits the signal to a dispatcher. Such systems provide seamless nationwide service for transmitting location information, but do not currently transmit location data at a cost competitive with the Company's system. Vehicle location products with satellite-based communications are currently offered by Orbcomm Global, L.P. and Qualcomm, Inc.

     ARDIS and RAM are dedicated two-way wireless data networks that can also be used to transmit location information through integration with GPS. ARDIS is owned by Motorola and RAM is owned by a joint venture between RAM Broadcasting Corp. and BellSouth. Both wireless providers cover primarily metropolitan markets. ARDIS covers approximately the top 400 markets in the United States, and RAM reports coverage in approximately the top 100 markets.

     Companies operating or developing LMS location and messaging systems include Teletrac, Pinpoint Communications Inc., METS
Inc./MobileVision, L.P. and Comtrak Inc. LMS systems are land-based wireless systems providing accurate service in metropolitan areas.

     Many fleet managers use existing SMR, ESMR, two-way radio, cellular or paging systems to communicate with vehicles and obtain their location. Such systems are less reliable than the Company's products, because they rely exclusively on drivers to accurately identify their location.

Governmental Regulation

     The Company is not aware of any governmental regulations that effect the manufacture, development or sale of the System.

Company's Office

          The Company's offices are located at 1201 North Avenue H, Freeport, Texas 99202.

Employees

     The Company has 15 full-time employees and one part-time employee. The Company's Officers provide their services on a full-time basis.
See "Management."

Risk Factors

     1. Limited Operating History and Revenues and Development Stage Operation. Although the Company began operations in August 1997, The Company is recently formed and is subject to all the risks inherent in the creation of a new business. Since the Company is a new venture, it has no record of operations and there is nothing at this time upon which to base an assumption that the Company's plans will ultimately prove successful. The Company's Independent Certified Public Accountant's report on the Company's December 31, 1999 financial statements contained an explanatory paragraph which expressed substantial doubt about the Company's ability to continue as a going concern due to the Company's loss from operations and lack of revenue.

     2. Lack of Market Research. The Company has neither conducted nor has the Company engaged other entities to conduct market research such that management has assurance market demand exists for the business contemplated by the Company. See "Business."

     3. Year 2000. The Company is aware of the issues associated with the programming code in existing computer systems as the millennium (year 2000) approaches. The "year 2000" problem is pervasive and complex as virtually every computer operation will be affected in some way by the rollover of the two digit year value to 00. The issue is whether computer systems will properly recognize date sensitive information when the year changes to 2000. Systems that do not properly recognize such information could generate erroneous data or cause a system to fail. Since the Company has not acquired additional hardware or software technology in support of its services at present, the year 2000 problem is not anticipated to have a significant impact on the Company's operations. However, it may have a significant impact on key suppliers and customers with whom the Company may conduct business in the future.

     4. Possible Inability to Service Customers. The Company may be unable to deliver its products to the market and provide a high level of technical, installation, Internet and call center support. Failure to complement its product with a high level of installation and post-sales service could have a material detrimental impact on the Company.

     5. Possible Inability to Establish Distribution Channels. The Company has a fledgling dealer distribution channel. There can be no assurance that the Company will be successful in building such a dealer network in the future. The failure to establish a dealer distribution channel could adversely impact on the results of our operations.

     6. Dependence on Manufacturers. The Company relies on the efforts and skills of the manufacturers of its products in significant volume. The absence of qualified manufacturers could adversely affect the Company's operations.

     7. Dependence on Key Suppliers. The Company relies on the products and services of a small number of key suppliers. In particular the Company relies upon Motorola for the supply of key components and SkyTel for the provision of a reliable two-way reflex telemetry network. The failure of these key suppliers to deliver reliable and competitively priced products or services could adversely affect the Company's operations.

     8. Limited Coverage Area. The Company's System currently only communicates via the SkyTel reflex telemetry network. Presently this network covers most major metropolitan areas and several rural areas of the United States. Coverage is not complete however. There can be no assurance that SkyTel will expand their coverage areas. Furthermore there can be no assurance that the Company will be able to successfully adapt its product to work with other networks or that other network providers will be willing to provide service to the Company.

     9. GPS Antenna Obstruction. Position information depends on the ability of the GPS antenna to receive signals from multiple GPS satellites. Certain materials including concrete, metals and other dense substances can obstruct these signals. The accuracy of the System can diminish if the antenna is unable to pick up signals from 3 or more satellites. Furthermore criminals may be able to defeat the vehicle recovery system if they were to become aware that a stolen vehicle was equipped with the System.

     10. Reliance on Key Distributors. The Company currently has only two distributors for its System. The loss of either distributor would likely have a material adverse effect on our business, financial condition and results of operations.

     11. Rapid Technological Change. Significant technological changes could render the Company's existing technology obsolete. If the Company does not respond to new technological developments, its financial condition and results of operations will be materially adversely affected.

     12. The System May Contain Technological or Manufacturing Flaws. The Company's System may contain undetected errors or failures as new versions are released. Despite testing, there may still be errors in new products, even after commencement of commercial shipments. The occurrence of these errors could result in delays in or failure to achieve market acceptance of the System, which could have a material adverse effect on the Company's business, financial condition and results of operations. In addition, such flaw could give rise to substantial product liability claims, which also could have a material adverse effect the Company's business, financial condition and results of operations.

     13. Possible litigation To Protect Intellectual Property Rights. Litigation may be necessary in order to enforce the Company's patents, copyrights or other intellectual property rights, to protect the Company's trade secrets, to determine the validity and scope of the proprietary rights of others or to defend against claims of infringement. This type of litigation could result in the expenditure of significant financial and managerial resources and could result in injunctions preventing the Company from distributing certain products. Such claims could materially adversely affect the Company's business, financial condition and results of operations.

     14.  Failure To Protect Intellectual Property Rights May Impair
the Competitive Position.   The Company will seek to protect its
intellectual property rights through patents, copyrights, trade secrets and other measures, however the Company cannot be certain that:

     *    It will be able to protect our technology adequately;
     * Any issued patents will not be successfully challenged by one or more third parties, which could result in the loss of the right to prevent others from exploiting the technology claimed in the patent or inventions claimed in any other issued patents;
     * Competitors will not be able to develop similar technology independently;
     * Intellectual property laws will protect the Company's intellectual property rights; and
     * Third parties will not assert that the Company's products infringe upon their patents, copyrights or trade secrets.

If the Company is unsuccessful in protecting its intellectual property, there could be a material adverse effect on the Company's business, financial condition and results of operations.

     15. Securities are Subject to Penny Stock Rules. The Company's shares are "penny stocks" consequently they are subject to Securities and Exchange Commission regulations which impose sales practice requirements upon brokers and dealers to make risk disclosures to customers before effecting any transactions therein.

     16. Lack of Key Personnel Insurance. The Company has not obtained key personnel life insurance on the lives of any of the officers or directors of the Company. The death or unavailability of one or all of the officers or directors of the Company could have a material adverse impact on the operation of the Company. See "Management."

     17. No Insurance Coverage. The Company, like other companies in its industry, is finding it difficult to obtain adequate insurance coverage against possible liabilities that may be incurred in conducting its business activities. At present, the Company has secured general liability insurance. The Company has potential liability from its general business activities, and accordingly, it could be rendered insolvent by a serious error or omission

     18. Uninsured Risks. The Company may not be insured against all losses or liabilities that may arise from operations, either because such insurance is unavailable or because the Company has elected not to purchase such insurance due to high premium costs or other reasons.

     19. Need for Subsequent Funding. The Company believes it will need to raise approximately $10m additional funds in order to achieve profitable operations and provide the working capital to support its growth. The Company's continued operations therefore will depend upon the availability of cash flow, if any, from its operations or its ability to raise additional funds through bank borrowings or equity or debt financing. There is no assurance that the Company will be able to obtain additional funding when needed, or that such funding, if available, can be obtained on terms acceptable to the Company. If the Company cannot obtain needed funds, it may be forced to curtail or cease its activities. See "Business."

     20. Need for Additional Key Personnel. The success of the Company's proposed business will depend, in part, upon the ability to attract and retain qualified employees. The Company believes that it will be able to attract competent employees, but no assurance can be given that the Company will be successful in this regard. If the Company is unable to engage and retain the necessary personnel, its business would be materially and adversely affected. See "Business."

     21. Issuance of Additional Shares. As of January 31, 2000, approximately 38,232,120 shares of Common Stock or 76.74% of the 50,000,000 authorized shares of Common Stock of the Company remain unissued. The Board of Directors has the power to issue such shares, subject to shareholder approval, in some instances. Although the Company presently has no commitments, contracts or intentions to issue any additional shares to other persons, the Company may in the future attempt to issue shares to acquire products, equipment or properties, or for other corporate purposes. See "Description of Securities - Shares Eligible for Future Sale."

     22. Non-Arms' Length Transaction. The number of shares of Common Stock issued to a number of present shareholders of the Company for property and services was arbitrarily determined and may not be considered the product of arm's length transactions. See "Principal Shareholders."

     23. Indemnification of Officers and Directors for Securities Liabilities. The Articles of Incorporation of the Company provide that the Company may indemnify any Director, Officer, agent and/or employee as to those liabilities and on those terms and conditions as are specified in the Idaho Business Corporation Act. Further, the Company may purchase and maintain insurance on behalf of any such persons whether or not the corporation would have the power to indemnify such person against the liability insured against. The foregoing could result in substantial expenditures by the Company and prevent any recovery from such Officers, Directors, agents and employees for losses incurred by the Company as a result of their actions. Further, the Company has been advised that in the opinion of the Securities and Exchange Commission, indemnification is against public policy as expressed in the Securities Act of 1933, as amended, and is, therefore, unenforceable.

     24. Competition. Competition in the vehicle location market is intense and it can be expected to intensify as new competitors enter the market. There are possibly other competitors who are developing products of which we the Company is unaware. There are competitors that have substantially greater financial, technical and marketing resources than the Company. There can be no assurance that the Company will be able to compete effectively or successfully implement its business plan.

     25. Limited Public Market for Securities. At present, a limited public market exists for the Company's securities and there is no assurance that the trading market will continue in the future, or if it does continue that it will be sustained. A shareholder of the Company's securities may, therefore, be unable to resell the securities should he/she desire to do so. Furthermore, it is unlikely that a lending institution will accept the Company's securities as pledged collateral for loans unless a regular trading market develops.

     26. Cumulative Voting, Preemptive Rights and Control. There are no preemptive rights in connection with the Company's Common Stock. Cumulative voting in the election of Directors is not provided for. Accordingly, the holders of a majority of the shares of Common Stock, present in person or by proxy, will be able to elect all of the Company's Board of Directors.

     27. No Dividends Anticipated. At the present time the Company does not anticipate paying dividends, cash or otherwise, on its Common Stock in the foreseeable future. Future dividends will depend on earnings, if any, of the Company, its financial requirements and other factors. Investors who anticipate the need of an immediate income from their investment in the Company's Common Stock should refrain from the purchasing the Company's securities. See "Dividend Policy."


ITEM 2.   MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION.

     The following Management's Discussion and Analysis contains forward-looking statements within the meaning of Federal securities laws. Forward looking statements discuss future expectations, contain projections of results of operations or of financial conditions, characterize future events or circumstances or state other forward-looking information. We have based all forward-looking statements included in Management's Discussion and Analysis on information currently available to us, and we assume no obligation to update any such forward-looking statements. Although we believe that the expectations reflected in such forward-looking statements are based on reasonable assumptions, actual results could differ materially from those projected in the forward-looking statements. Potential risks include those set out in the "Risk Factors" section of our Business Plan.

Overview

     Elite Logistics Services, Inc., (ELSI) a corporation organized under the laws of the State of Texas was acquired on November 17th, 1999, by Elite Logistics, Inc. (ELI), a corporation organized under the laws of the State of Idaho. For accounting purposes, ELSI, which became a wholly owned subsidiary of ELI, is deemed to be the acquirer under a reverse takeover transaction; accordingly, all figures including comparatives are those of the legal subsidiary.

     ELSI designs, develops, and produces a wireless monitoring and tracking system that integrates two-way paging and Global Positioning Systems (GPS) technology, with an Internet-enabled Geographic Information System to allow online remote tracking and control of vehicles. Our PageTrack[TM] Intelligent Vehicle Systems (IVS) can monitor, track, analyze, and control the movement of virtually any object, including ground vehicles, marine vessels, railway equipment and valuable objects that are in transit.

     From our inception in November, 1997 through late 1999, we devoted substantially all of our efforts to product development, and raising capital. In late 1999, we began to place greater emphasis on securing funding for our official launch and developing the sales and marketing plans for our technology. We also decided that the company needed the credibility and access to capital of a public company structure and decided to seek a public listing via a reverse merger. We entered into a one-year consulting agreement with the Forte Group of Houston, TX to provide strategic management consulting services that would assist us in all these endeavors. Forte consultants have played an active role in the management of the company and will continue to do so pending the expansion of our own management team.

     We first generated product revenues in the third quarter of 1999 through the sale of our PageTrack[TM] hardware products and the re-sale of SkyTel network services. Feedback from early adopters of the technology revealed some minor flaws in the technology that needed to be addressed prior to a mass-market roll-out. Product design enhancements were completed by the end of 1999. The customer acceptance of the enhanced product has been overwhelmingly positive.
We are now ready to commence volume production and sales of the PageTrack2[TM] unit (PT2). Orders on hand exceed our first six months forecasts and we are confident of exceeding our first year target of approximately 20,000 PT2 sales.

     We are now investing significant resources to increase our distribution reach by building a multi-faceted sales channel that includes OEMs, Distributors, Dealers and Manufacturers Agents. We are currently also in discussions with Motorola for the potential distribution of the product within the Latin American and Caribbean region.

     To date, we have derived our revenues principally from the sale of hardware products and the re-sale of SkyTel network service fees within the United States. We recognize hardware revenues upon delivery of the product and we recognize network fees ratably over the length of the service contract.

     We expense all research and development as incurred. Development costs incurred in the period from achievement of technological feasibility, which we define as the establishment of a working model, until the general availability of this software to customers, have been short, and therefore software development costs qualifying for capitalization have been insignificant. Accordingly, we have not capitalized any software development costs to date.

     We have a limited operating history upon which investors may evaluate our business and prospects. Since inception we have incurred significant losses, and as of November 30, 1999 we had an accumulated deficit of $1,144,545. We intend to continue to expend significant financial and management resources on the development of additional products and services, sales and marketing, improved technology and expanded operations. As a result, we expect to incur additional losses and continued negative cash flow from operations through at least the end of the current fiscal year.

     Our revenues may not increase or even continue at their current levels or we may not achieve or maintain profitability or generate cash from operations in future periods. Our prospects must be considered in light of the risks, expenses and difficulties frequently encountered by companies in their early stages of development, particularly companies in new and rapidly evolving markets such as the intelligent vehicle management systems market. We may not be successful in addressing these risks, and our failure to do so would harm our business.

Results of Operations

Revenues

     Revenues for the period ended November 30, 1999 totaled $236,596.

Total Cost of Net Revenues

     Total Cost of Revenues for the period was $181,917.

     Our gross profit of $54,679 equated to 23.1%. Cost of revenues primarily consists of hardware purchases from Motorola and network service fees paid to Skytel.

Operating Expenses

     Marketing. Marketing expenses consist primarily of compensation for our marketing and business development personnel, advertising, trade show and other promotional costs, design and creation expenses for marketing literature and our website. We do not make an allocation of our occupancy costs and other overhead.

     Marketing expenses increased 139% to $75,865 for the six months ended November 30, 1999 from $31,784 for the six months ended November 30, 1998. This increase was primarily due to increases in the number of marketing personnel, advertising and promotional programs. We expect that sales and marketing expenses will increase both in absolute dollars and as a percentage of total net revenues in future periods due to expanded efforts to market and promote our products and services both domestically and internationally.

     Research and Development. Research and development expenses consist primarily of compensation for our research and development personnel, network operations and, to a lesser extent, depreciation on equipment used for research and development. We do not make an allocation of our occupancy costs and other overhead. Research and development expenses increased 187% to $115,842 for the six months ended November 30, 1999 from $40,381 in the six months ended November 30, 1998. This increase was primarily due to increases in the number of personnel needed to develop new products and services and build our external network and computer data center infrastructure. We expect that research and development expenses will increase in absolute dollars in future periods due to expanded investments in the development of enhanced and new products and online services.

     Selling and Administrative. Selling and administrative expenses consist primarily of compensation for personnel and payments to outside contractors for general corporate functions, including finance, information systems, human resources, facilities, legal and general management, bad debt expense and an allocation of our occupancy costs and other overhead. Selling and administrative expenses increased 584% to $393,566 for the six months ended November 30, 1999 from $57,555 in the six months ended November 30, 1998. This increase was primarily due to increases in the number of personnel and outside contractors needed to support the growth of our business. We expect that selling and administrative expenses will increase in absolute dollars as we hire additional personnel and incur additional expenses relating to the anticipated growth of our business, such as costs associated with increased infrastructure and our public company status.

     Selling and Administrative expenses include an expense of $229,955 for common stock warrants issued to consultants. The amount recorded as an expense is based on the estimated fair value of the warrants based on the Black-Scholes option pricing model.

     Interest expense. Net interest expense consists of expenses related to our financing obligations, which include borrowings under equipment loans, and short-term bank loans and capital lease obligations. Interest expense increased to $1,890 for the six months ended November 30, 1999 from $0 in the six months ended November 30, 1998. This increase was primarily due to interest paid on the bank lines of credit.

Liquidity and Capital Resources

     Since inception, we have financed our operations primarily through the sale of our of common stock by way of private placement, loans from shareholders, equipment financing, lines of credit, short-term loans and through deferred employee compensation. $244,500 of this deferred salary obligation has been converted to redeemable preferred stock.

     In September and October of 1999 Elite Logistics Services, Inc
(ELSI) raised $400,000 through the private placement of 320,000 shares at $1.25. On November 17th, 1999 ELSI agreed to be acquired in a stock-for-stock transaction pursuant to an Acquisition Agreement with Summit Silver, Inc. (since renamed Elite Logistics, Inc.). ELSI entered into this transaction to facilitate the raising of additional capital through ELI to fund the ELSI business plan.

     Elite Logistics Inc (ELI) is currently seeking to raise $1,500,000 from the issuance of 750,000 shares of restricted common stock at a price of $2.00 per share. As of February 28, 2000, the Company has received commitments in excess of this amount and $1,500,000 from this issuance had received actual subscriptions for approximately 445,000 shares. The Company intends to accept subscriptions for 750,000 shares on a first come, first served, basis.

     We believe that the net proceeds from our private placement currently underway will need to be augmented during the balance of the current fiscal year by a line of credit and/or further equity raising of $2,500,000 to fund the current business plan. Thereafter, the Company expects that it will be able to fund operations out of operating cash flow. The sale of additional equity or convertible debt securities could result in additional dilution to our stockholders. There can be no assurance that the Company will be successful in obtaining any such funds on terms acceptable to it, if at all.

     In the event that the Company is unable to secure such additional funding, management believes that the Company could re-orient its business plan to a slower growth scenario that would enable the Company to survive and grow at a slower pace. However failure to capitalize on current market opportunities could allow competitors to overtake the Company and significantly impair the long term growth and value of the Company.

     At November 30, 1999 the Company had borrowings of $50,000 under a bank line of credit that has since terminated and been repaid. The Company is currently seeking a bank revolving line of credit for up to $0.5 million to fund working capital requirements that are higher than expected due to customer orders exceeding our forecasts. The Company is also seeking an underwriter for a secondary offering to raise up to $10,000,000. Proceeds from this underwriting, should it proceed, would be used to repay borrowings under the line of credit and to fund the global expansion of the Company's activities.

     We also have some lease financing agreements that amount to less than $11,000. The Company has no material commitments for capital expenditures, but anticipates an increase in the rate of capital expenditures consistent with our anticipated growth in operations, infrastructure and personnel. We anticipate that we will continue to add computer hardware resources, and expand our primary office facility during the next 12 months. We may also use cash to acquire or license technology, products or businesses related to our current business. In addition, we anticipate that we will continue to experience significant growth in our operating expenses for the foreseeable future and that our operating expenses will be a material use of our cash resources.

Cash Flow for Six Months Ending November 30, 1999

     Net cash used in operating activities was $309,473 for the six months to November 30, 1999. Net cash used for operating activities was primarily the result of net losses before non-cash charges, which include equity instrument compensation expense, deferred salaries and amortization. The net cash used for operating activities also includes increases in accounts receivable ($89,971) and inventory ($180,187) offset by increases in accounts payable ($110,817) and accrued expenses ($41,899).

     Net cash used in investing activities of $37,513 comprised patent application costs and fixed asset purchases.

     Net cash provided by financing activities was $450,550 and consisted of proceeds from the sale of stock of $414,100 and a bank line of credit $50,000 offset by the repayment of shareholder notes of $30,000.

Market Risk Disclosure

     As at 28th February ELI had yet to complete the private placement of 750,000 shares at $2.00 per share to partially fund ELSI's business plan. The Company has received oral commitments for the full amount being sought, however a sudden negative disruption to the equity markets could cause potential subscribers to change their minds and not subscribe for stock.

     As previously discussed, ELI intends to seek a further $10,000,000 from a secondary offering this year of which an estimated $2,500,000 is required to fund ELSI's business plan. Until such time as ELSI has successfully completed such funding arrangements, the Company remains at risk of a sudden negative disruption to the equity markets preventing such underwriting from proceeding.


ITEM 3.   DESCRIPTION OF PROPERTIES.

     The Company leases 2,518 sq feet of space at $3,900.00 per month with utilities paid and offices furnished on a lease that expires
December 31, 2001.

     The Company's offices are currently adequate and suitable for its operations. The Company may relocate its offices upon generating revenues from operations, however, there is currently no plan to do so and the Company has not entered into any negotiations with anyone to relocate its offices.


ITEM 4.   SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND    MANAGEMENT.

     The following table sets forth the Common Stock ownership as of January 20, 2000 of each person known by the Company to be the beneficial owner of five percent or more of the Company's Common Stock, each director individually and all officers and directors of the Company as a group. Each person has sole voting and investment power with respect to the shares of Common Stock shown, unless otherwise noted, and all ownership is of record and beneficial.

Name and
address        Number of                               Percentage of
of owner       Shares    Position                      Shares Owned

Joseph Smith   1,104,400 President, Chief Executive       2.21%
                         Officer and a member of the
                         Board of Directors

Richard Hansen   502,000 Chief Operating Officer and a          1.00%
                         member of the Board of Directors

Thien Nguyen   1,104,400 Vice President and a member of         2.21%
                         the Board of Directors

Hahn Nguyen         3,112,400 Vice President and a member of         6.23%
                         the  Board of Directors

John Ryan         214,167     Secretary and member of the            0.49%
                         Board of Directors

Russell A Naisbitt         0  Treasurer, Chief Financial             0.00%
                         Officer and a member of the
                         Board of Directors

Diana Smith    4,016,000 Member of the Board of Directors       8.03%
                         the Board of Directors

All officers and    10,086,367                                      20.17%
directors as a
group (7 persons)


ITEM 5.   DIRECTORS AND EXECUTIVE OFFICERS, PROMOTERS AND CONTROL
          PERSONS.

     The officers and directors of the Company are as follows:

Name                     Age  Position with Company

Joseph Smith             55   President, Chief Executive Officer and a
                              member of the Board of Directors

Richard Hansen           56   Chief Operating Officer and a member of
                              the Board of Directors

Thien Nguyen             37   Vice President and a member of the Board
                              of Directors

Hahn Nguyen              36   Vice President and a member of the Board
                              of Directors

John Ryan                37   Secretary and a member of the Board of
                              Directors

Russell Naisbitt         38   Treasurer, Chief Financial Officer and a
                              member of the Board of Directors

Diana Smith              47   Member of the Board of Directors

     All directors hold office until the next annual meeting of shareholders and until their successors have been elected and qualified. The Company's officers are elected by the Board of Directors after each annual meeting of the Company's shareholders and hold office until their death, or until they resign or have been removed from office.

Officers and Directors Biographical Descriptions:

Joseph Smith - President, Chief Executive Officer and a member of the Board of Directors.

     Since November 1999, Mr. Smith has been President, Chief Executive Officer and a member of the Board of Directors. From August 1997 to November 1999, Mr. Smith was President of Elite Logistics Services, Inc., the Company's wholly owned subsidiary corporation. From 1996 to August 1997, Mr. Smith was Director of Logistics for Baker Energy located in Houston, Texas. Baker Energy is in the business of oil and gas logistics. Mr. Smith was responsible for all logistics planning, logistics software development, budgeting and company development. From March 1988 to January 1999, Mr. Smith was a part owner and Chief Technical Officer of Southern Instrument Company located in Freeport, Texas. Southern Instrument Company was engaged in the business of selling science and laboratory equipment. From October 1995 to May 1996 Mr. Smith was an independent logistics consultant.
Mr. Smith is the husband of Diana Smith, the Company's Comptroller and member of the Board of Directors.

Richard Hansen - Chief Operating Officer and a member of the Board of
Directors.

     Since November 1999, Mr. Hansen has been Chief Operating Officer and a member of the Board of Directors of the Company. Mr. Hansen duties include the daily operations of the Company ensuring customer support, investors relations, marketing and all operations in the absence of the President. From 1995 to 1998, Mr. Hansen was the corporate logistics manager and new business manager for Call Henry, Inc., Cocoa, Florida. Mr. Hansen was responsible for new business contacts, including marketing, proposal development and integration, and logistic policies.

Thien Nguyen - Vice President and a member of the Board of Directors.

     Since November 1999, Mr. Nguyen has been Vice President and a member of the Board of Directors. From August 1997 to November 1999 Mr. Nguyen was Senior Vice President and a member of the Board of Directors of Elite Logistics Services, Inc., the Company's wholly owned subsidiary corporation. From August 1996 to August 1997, Mr. Nguyen was unemployed. From February 1993 to August 1996, Mr. Nguyen was Vice President of Operations for Tree Fresh of Texas, Inc. Tree Fresh of Texas, Inc. is located in Houston,, Texas and is engage in the business of produced and distributed fruit juices to hotels. Mr. Nguyen is the husband of Hanh Hoang Nguyen, the Company's Vice President of Research and Development and a member of the Board of Directors.

Hanh Hoang Nguyen - Vice President and a member of the Board of
Directors.

     Since November 1999, Ms. Nguyen has been Vice President, with her husband Thien Nguyen, and a member of the Board of Director. Since November 1997, Ms. Nguyen has been a director of Elite Logistics Services, Inc., the Company's wholly owned subsidiary corporation. Since 1989, Ms. Nguyen has been Senior Lead Engineer for Dow Chemical Company.

John Ryan - Secretary and a member of the Board of Directors.

     From April 1998 to November 1999, Mr. Ryan was the President and Chief Executive Officer of the Company. At that time the Company was engaged in the business of mining. In November 1999, Mr. Ryan resigned as President of the Company and was appointed Secretary of the Company. Since May 1998, Mr. Ryan has been the Secretary and a member of the Board of Directors of American Health Providers Corporation, and Idaho corporation located in Coeur d'Alene, Idaho. American Health Providers Corporation is engaged in the business of acquiring existing health care companies. From May 1996 to November 1999, Mr. Ryan was Secretary and a Director of Metalline Mining Company, an Idaho corporation engaged in the mining business. From January 1998 to February 1999, Mr. Ryan was President and a member of the Board of Directors of Grand Central Silver Mines, Inc., a Utah mining corporation. Since October 1996 Mr. Ryan has been Vice President of Corporate Development for Royal Silver Mines, Inc., a Utah corporation engaged in the business of mining. Since April 1997, he has been a member of the Board of Directors of Royals Silver Mines, Inc. as well. From May 1995 to May 1996, Mr. Ryan was a financial consultant for Pennaluna & Company, an SEC, NASD registered broker/dealer located in Coeur d'Alene, Idaho. From January 1995 to May 1995, Mr. Ryan was an engineer and manager for Bunker Hill Mines.

Russell Naisbitt - Chief Financial Officer, Vice President of Business Development and a member of the Board of Directors.

     Since November 1999, Mr. Naisbitt has been Chief Financial Officer, Vice President of Development and a member of the Board of Directors of the Company. From June 1999 to the present, Mr. Naisbitt has been a founding partner and member of the Board of Directors of Forte Group L.L.C., an e-commerce company, located in Houston, Texas. From April 1998 to June 1999, Mr. Naisbitt was an independent consultant in the Internet and telecommunications fields. From January 1997 to the present, Mr. Naisbitt has been a member of the Board of Directors for eWave, Inc., an online advertising company, located in Houston, Texas. From January 1996 to March 1998, Mr. Naisbitt was the President and a member of the Board of Directors of Pharos Systems USA, Inc., a network print management software company, located Houston, Texas. From June 1994 to December 1995, Mr. Naisbitt was the Vice President, Business Development and member of the Board of Directors of Landmark Golf Products, Inc., a software company, located in Houston, Texas.

Diana Smith - Member of the Board of Directors.

     Since November 1999, Ms. Smith has been Comptroller and a member of the Board of Directors of the Company. From August 1999 to November 1999, Ms. Smith was Chief Financial Officer and a Director of Elite Logistics Services, Inc., the Company's wholly owned subsidiary corporation. From March 1988 to January 1999, Ms. Smith a part owner and Chief Financial Officer of Southern Instrument Company located in Freeport, Texas. Southern Instrument Company was engaged in the business of selling science and laboratory equipment. Since June 1993, Ms. Smith has operated an accounting and bookkeeping service in Freeport, Texas. Ms. Smith is the wife of Joseph Smith, the Company's President and a member of the Board of Directors.


ITEM 6.   EXECUTIVE COMPENSATION.

Summary Compensation.

     The following table sets forth the compensation paid by the Company during fiscal 1999 to its officers. This information includes the dollar value of base salaries, bonus awards and number of stock options granted, and certain other compensation, if any.

                   SUMMARY COMPENSATION TABLE [1]
(a)        (b)  (c)       (d)    (e)     (f)        (g)        (h)      (i)
                                 Other              Securities          All
Name and                         Annual  Restricted Underlying          Other
Principal                        Compen- Stock      Options/   LTIP     Compen-
Position   Year Salary    Bonus  sation  Award(s)   SARs       Payouts  sation
                ($)       ($)    ($)     ($)        (#)        ($)      ($)
Joseph D.  1999 85,000    -      -       -          -          -        -
 Smith     1998 63,417    -      -       -          -          -        -
President  1997 20,000    -      -       -          -          -        -

Richard    1999 68,500    -      -       -          -          -        -
 Hansen    1998 27,417    -      -       -          -          -        -
COO        1997  5,000    -      -       -          -          -        -

Thien
 Nguyen    1999 70,000    -      -       -          -          -        -
Vice       1998 50,617    -      -       -          -          -        -
 President 1997     -     -      -       -          -          -        -

Hahn
 Nguyen    1999     -     -      -       -          -          -        -
Vice       1998     -     -      -       -          -          -        -
 President 1997     -     -      -       -          -          -        -

John Ryan  1999     -     -      -       -          -          -        -
Secretary  1998     -     -      -       -          -          -        -
           1997     -     -      -       -          -          -        -

Russell A. 1999     -     -      -       -          -          -        -
 Naisbitt  1998     -     -      -       -          -          -        -
Treasurer  1997     -     -      -       -          -          -        -
 and CFO

     All compensation received by the officers and directors has been disclosed.

     There are no stock option, retirement, pension, or profit sharing plans for the benefit of the Company's officers and directors.

Option/SAR Grants.

     No individual grants of stock options, whether or not in tandem with stock appreciation rights ("SARs"), and freestanding SARs have been made to any executive officer or any director since the inception of the Company, accordingly, no stock options have been exercised by any of the officers or directors in fiscal 1999.

Long-Term Incentive Plan Awards.

     The Company does not have any long-term incentive plans that provide compensation intended to serve as incentive for performance to occur over a period longer than one fiscal year, whether such performance is measured by reference to financial performance of the Company or an affiliate, the Company's stock price, or any other measure.


ITEM 7.   CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

     From time to time, the Company has entered into transactions with parties related to the Company. The Company believes that all transactions with related parties were entered into on terms no more or less favorable to the Company than could have been obtained from unrelated third parties.

     On November 17, 1999, Elite Logistics Services, Inc. completed an acquisition agreement with Summit Silver, Inc. subsequently to be known as Elite Logistics, Inc. (the "Company"). In late November 1999,
Summit Silver, Inc. was renamed as Elite Logistics, Inc.

     Under the terms of the agreement, Summit Silver, Inc. issued 10,400,000 shares of common stock in exchange for all of Elite Logistics Services, Inc.'s common stock. Immediately prior to the agreement and plan of reorganization, Elite Logistics Services, Inc. had 10,400,000 shares of common stock issued and outstanding. Elite Logistics Services, Inc. will continue as a subsidiary of the Company. The shares were valued at $1.87 per share for a total value of $19,500,000. This value increase was allocated to intangible assets of patents. As of November 17, 1999, the market value of Summit Silver, Inc.'s stock was $3.75 and the above value allowed for a 50% discount for the issuance of restricted stock.

     In connection with this same transaction, all 2,445 shares of Elite Logistics Services, Inc.'s preferred stock were exchanged for an equivalent amount of Summit Silver, Inc. preferred stock, which conferred the same rights and provisions as the original shares of Elite Logistics Services, Inc.'s preferred stock. The exchange of the redeemable preferred stock resulted in no significant valuation adjustment in the allocation of value in the merger. Also, the 1,215,555 outstanding warrants in Elite Logistics Services, Inc. were exchanged with Summit Silver, Inc. for warrants of the same terms and rights. The warrants were revalued for the purposes of the acquisition based upon the Summit Silver, Inc. stock value of $1.87 using the Black-Scholes valuation model. The warrants additional value of $886,444, derived from this calculation, resulted in an addition to the intangible asset of patents.

Officers Loans and Deferred Compensation

     On September 30, 1999 the Company owed $112,356 by way of deferred compensation and other outstanding loans as follows:

                    Deferred
Name                Compensation        Loans          Total

Joseph Smith        $47,523             $ 4,001        $ 51,524
Richard Hansen
Thien Nguyen        $17,667                            $ 17,667
Hahn Nguyen                             $40,000        $ 40,000
Russell Naisbitt
Diane Smith         $ 3,165                            $  3,165

     Total          $68,355             $44,001        $112,356

     The Company has not entered into any other obligations regarding deferred compensation with its officers and consultants.

Series A Preferred Stock

     Elite Logistics Services, Inc. ("Elite") entered into an agreement with certain officers that provided for those officers to convert certain debt owing to them by Elite for deferred compensation into equity in the form of Series A Preferred Redeemable Preference Shares. The shares carry an annual dividend of $8.25 per share and are redeemable on or before September 16, 2000, with Board of Directors approval.

     The Series A Preferred shares of Elite were exchanged for Series A Preferred shares of The Company on the same terms upon consummation of the Plan of Merger. See "Certain transactions - Plan of Merger."

Forte Group L.L.C. Consulting Services and other transactions

     Mr. Stephen Harris, a partner in Forte Group L.L.C. a Houston consulting company specializing in assisting emerging technology companies, has agreed to be a director of Elite Logistics, Inc.

     Elite has entered into a consulting agreement with Forte that provides for cash compensation of $20,000 per month for services to be provided by Forte over an initial period of six (6) months. Compensation (if any) and consulting services to be provided (if any) beyond the initial period are to be mutually agreed. In addition to the consulting fees detailed above, Forte may earn certain success-related contingency fees in the event that it introduces investors who fund the company or executives who are employed by the company.

     Forte was also issued a warrant to purchase 1,115,555 shares of Elite at $1.25, which was exchanged for a similar warrant to purchase shares in the Company upon consummation of the Plan of Merger. See "Certain transactions - Plan of Merger" below.

Plan of Merger

     The Company entered into a plan of merger dated November 17, 1999 with the shareholders of Elite whereby it was agreed that the Company would acquire all of the outstanding stock in Elite in exchange for the issue of 10,540,000 shares of the Companies common stock.

ITEM 8.   DESCRIPTION OF SECURITIES.

     The authorized capital stock of the Company currently consists of 50,000,000 shares of Common Stock, $0.01 par value per share. As of January 31, 2000, 11,627,880 share of common stock were issued and outstanding. Of the 11,627,880 shares presently outstanding,10,909,750 are "restricted" as that term is defined in Rule 144 of the Securities Act of 1933 (the "Act"), and may only be resold in compliance therewith and 718,130 are freely tradeable.

     In general, under Reg. 144, a person who has held his shares for a period of one (1) year, may sell in ordinary market transactions through a broker or with a market maker, within any three (3) month period a number of shares which does not exceed the greater of one percent (1%) of the number of outstanding shares of Common Stock or the average of the weekly trading volume of the Common Stock during the four calendar weeks prior to such sale. Sales under Reg. 144 require the filing of Form 144 with the Securities and Exchange Commission. If the shares of Common Stock have been held for more than two (2) years by a person who is not an affiliate, there is no limitation on the manner of sale or the volume of shares that may be sold and no Form 144 is required. Sales under Reg. 144 may have a depressive effect on the market price of the Company's Common Stock.

Preferred Stock

     The Company is authorized to issue 5,000,000 shares of preferred stock, $0.01 par value per share. The preferred shares may be issued in one or more series and may have such voting powers, designations, privileges, preferences and relative, participating, optional or other special rights and qualifications, limitations or restrictions as shall be fixed from time to time by the Board of Directors. As of the date hereof, no preferred shares outstanding other than as follows:

Series A Preferred Stock

     Elite Logistics Services, Inc. ("Elite") entered into an agreement with certain officers that provided for those officers to convert certain debt owing to them by Elite for deferred compensation into equity in the form of Series A Preferred Redeemable Preference Shares. The shares carry an annual dividend of $8.25 per share and are redeemable on or before September 16, 2000, with Board of Directors approval.

     The Series A Preferred shares of Elite were exchanged for Series A Preferred shares of The Company on the same terms upon consummation of the Plan of Merger. See "Certain transactions - Plan of Merger."

Dividends

     Holders of the Common Stock are entitled to share equally in dividends when, as and if declared by the Board of Directors of the Company, out of funds legally available therefore. No dividend has been paid on the Common Stock since inception, and none is contemplated in the foreseeable future.

Transfer Agent

     The Company's transfer agent is OTC Stock Transfer, Inc., 231 East 2100 South, Salt Lake City, Utah 84115 and its telephone number is
(801) 485-5555.

Rights of Shareholders

     All shares have equal voting rights and are not assessable. Voting rights are not cumulative and, therefore, the holders of more than 50% of the Common Stock could, if they chose to do so, elect all of the directors of the Company.

     Shareholders of the Company have no preemptive rights to acquire additional shares of Common Stock or other securities. The Common Stock is not subject to redemption and carries no subscription or conversion rights. In the event of liquidation of the Company, the shares of Common Stock are entitled to share equally in corporate assets after satisfaction of all liabilities. The shares of Common Stock, when issued, will be fully paid and non-assessable.

     There are no outstanding options, warrants or rights to purchase shares of the Company's Common Stock, other than as follows:

Warrants

     At the present time the Company has 1,215,555 Warrants issued and outstanding. Each warrant is convertible into one share of common stock upon payment of $1.25 per Warrant.


                              PART II

ITEM 1.   MARKET PRICE FOR COMMON EQUITY AND OTHER SHAREHOLDER MATTERS.

     The Company's shares are traded on the Bulletin Board operated by the National Association of Securities Dealers, Inc. (the "Bulletin Board") under the trading symbol "ELOG." The Company's shares began trading in 1996. Summary trading by quarter for the 1999 and 1998 fiscal years and the first quarter of 2000 are as follows:

Fiscal Quarter           High Bid[1]    Low Bid[1]
2000
     First Quarter       5.50           3.50
1999
     Fourth Quarter      3.875          0.25
     Third Quarter       0.25           0.1825
     Second Quarter      0.25           0.04
     First Quarter       0.25           0.0625
1998
     Fourth Quarter      0.45           0.125
     Third Quarter       0.51           0.125
     Second Quarter      0.125          0.10
     First Quarter       0.0625         0.0625

[1] These quotations reflect inter-dealer prices, without retail mark-up, mark-down or commissions and may not represent actual transactions.

     As of January 20, 2000, the Company had 1,075 holders of record of its Common Stock.

     The Company has not paid any dividends since its inception and does not anticipate paying any dividends on its Common Stock in the foreseeable future.

SEC Rule 15g

     The Company's shares are covered by Section 15g of the Securities Act of 1933, as amended that imposes additional sales practice requirements on broker/dealers who sell such securities to persons other than established customers and accredited investors (generally institutions with assets in excess of $5,000,000 or individuals with net worth in excess of $1,000,000 or annual income exceeding $200,000 or $300,000 jointly with their spouses). For transactions covered by the Rule, the broker/dealer must make a special suitability determination for the purchase and have received the purchaser's written agreement to the transaction prior to the sale. Consequently, the Rule may affect the ability of broker/dealers to sell the Company's securities and also may affect the ability of purchasers to sell their shares in the secondary market.

     Section 15g also imposes additional sales practice requirements on broker/dealers who sell penny securities. These rules require a one page summary of certain essential items. The items include the risk of investing in penny stocks in both public offerings and secondary marketing; terms important to in understanding of the function of the penny stock market, such as "bid" and "offer" quotes, a dealers "spread" and broker/dealer compensation; the broker/dealer compensation, the broker/dealers duties to its customers, including the disclosures required by any other penny stock disclosure rules; the customers rights and remedies in causes of fraud in penny stock transactions; and, the NASD's toll free telephone number and the central number of the North American Administrators Association, for information on the disciplinary history of broker/dealers and their associated persons.


ITEM 2.   LEGAL PROCEEDINGS.

     No material legal proceedings to which the Company is a party are pending nor are any known to be contemplated and the Company knows of no legal proceedings pending or threatened, or judgments entered against, any Director or Officer of the Company in his capacity as such.


ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

     There have been no disagreements on accounting and financial disclosures from the inception of the Company through the date of this Registration Statement.


ITEM 4.   RECENT SALES OF UNREGISTERED SECURITIES.

     The Company has made the following sale of unregistered securities during the last three years:

DATE           NAME                     SHARES          AMOUNT PAID

1/11/00   Joyce L. Stump                 5,000          $ 10,000.00
1/11/00   Frank Pitts                    5,000          $ 10,000.00
1/18/00   Abraham Toubail               10,000          $ 20,000.00
1/18/00   Rutherford Limited
           Partnership                  15,000          $ 30,000.00
1/18/00   Bruce Bishop                  10,000          $ 20,000.00
1/19/00   Michael Moneymaker             5,000          $ 10,000.00
1/19/00   Charles Colvard                1,000          $  2,000.00
1/24/00   J. K. Hazen                   25,000          $ 50,000.00
1/24/00   English Builders               8,000          $ 16,000.00
1/24/00   Michael Moneymaker             2,000          $  4,000.00
1/25/00   Roger Sanders II               2,500          $  5,000.00
1/25/00   Michael Aspinwall              7,500          $ 15,000.00
1/25/00   Simon Williams                 5,000          $ 10,000.00
1/28/00   Floyd E. Hambleton            12,500          $ 25,000.00
1/28/00   Kelly Revocable Trust          5,000          $ 10,000.00
1/28/00   Fred C. or Margaret Hoeppner   5,000          $ 10,000.00
1/28/00   Wallis W. Wood                10,000          $ 20,000.00
1/28/00   Deborah and Joseph Jacobson    1,250          $  2,500.00
1/28/00   Richard and Suzanne Salter     7,500          $ 15,000.00
1/31/00   James H. Harris, M.D.         35,000          $ 70,000.00
1/31/00   Robert J. Kaufman              5,000          $ 10,000.00
1/31/00   Thomas C. Dryden               2,500          $  5,000.00


     The foregoing shares were sold pursuant to Section 4(6) of the Securities Act of 1933 (the "Act"). All purchasers were accredited investors as that term is defined in Rule 501 of the Securities Act of 1933.


ITEM 5.   INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     The Idaho Revised Statutes and certain provisions of the Company's Bylaws under certain circumstances provide for indemnification of the Company's Officers, Directors and controlling persons against liabilities which they may incur in such capacities. A summary of the circumstances in which such indemnification is provided for is contained herein, but this description is qualified in its entirety by reference to the Company's Bylaws and to the statutory provisions.

     In general, any Officer, Director, employee or agent may be indemnified against expenses, fines, settlements or judgments arising in connection with a legal proceeding to which such person is a party, if that person's actions were in good faith, were believed to be in the Company's best interest, and were not unlawful. Unless such person is successful upon the merits in such an action, indemnification may be awarded only after a determination by independent decision of the Board of Directors, by legal counsel, or by a vote of the shareholders, that the applicable standard of conduct was met by the person to be indemnified.

     The circumstances under which indemnification is granted in connection with an action brought on behalf of the Company is generally the same as those set forth above; however, with respect to such actions, indemnification is granted only with respect to expenses actually incurred in connection with the defense or settlement of the action. In such actions, the person to be indemnified must have acted in good faith and in a manner believed to have been in the Company's best interest, and have not been adjudged liable for negligence or misconduct.

     Indemnification may also be granted pursuant to the terms of agreements which may be entered in the future or pursuant to a vote of shareholders or Directors. The statutory provision cited above also grants the power to the Company to purchase and maintain insurance which protects its Officers and Directors against any liabilities incurred in connection with their service in such a position, and such a policy may be obtained by the Company.


                              PART F/S

ITEM 13.  FINANCIAL STATEMENTS.


                         TABLE OF CONTENTS


ACCOUNTANT'S REVIEW REPORT    .    .    .    .    .    F-1

FINANCIAL STATEMENTS
 Consolidated Balance Sheets  .    .    .    .    .    F-2
 Consolidated Statements of Operations
  and Accumulated Deficit     .    .    .    .    .    F-3
 Consolidated Statements of Stockholders' Equity  .    F-4
 Consolidated Statements of Cash Flows  .    .    .    F-5

NOTES TO FINANCIAL STATEMENTS .    .    .    .    .    F-6

SUPPLEMENTAL INFORMATION .    .    .    .    .    .    F-17

                      WILLIAMS & WEBSTER, P.S.
        Certified Public Accountants & Business Consultants
         601 W. Riverside, Suite 1940, Spokane, WA   99201
(509) 838-5111 FAX (509) 838-5114 E-mail wwpcpas@williams-webster.com


                     ACCOUNTANT'S REVIEW REPORT

To the Board of Directors
Elite Logistics, Inc.
Freeport, Texas

We have reviewed the accompanying consolidated balance sheets of Elite Logistics, Inc., as of November 30, 1999 and 1998, and the related consolidated statements of operations, stockholders equity, and cash flows for the six months the ended, in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. All information included in these financial statements is the representation of the management of Elite Logistics, Inc.

A review consists principally of inquiries of company personnel and analytical procedures applied to financial data. It is substantially less in scope than an audit in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the accompanying consolidated financial statements in order for them to be in conformity with generally accepted accounting principles.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 15 to the financial statements, the Company's significant operating losses raise substantial doubt about its ability to continue as a going concern. Management's plans regarding the resolution of this issue are also discussed in Note 15. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Our review was made for the purpose of expressing limited assurance that there are no material modifications that should be made to the financial statements in order for them to be in conformity with generally accepted accounting principles. The information included in the accompanying proforma financial information is for supplementary analysis purposes and for requirements of the Securities and Exchange Commission. Such information has been subjected to the inquiry and analytical procedures applied in the review of the basic financial statements, and we are not aware of any material modifications that should be made thereto.

/s/ Williams & Webster P.S.
Williams & Webster, P.S.
Certified Public Accountants
Spokane, Washington
February 15, 2000

ELITE LOGISTICS, INC.
CONSOLIDATED BALANCE SHEETS

                                        November 30,   November 30,
                                        1999           1998
ASSETS
CURRENT ASSETS
Cash                                    $    137,828   $  59,972
Investments                                   24,400          -
Accounts receivable                           48,167          -
Inventory                                    180,267          80
                                        ------------   ---------
TOTAL CURRENT ASSETS                         390,662      60,052
                                        ------------   ---------
PROPERTY AND EQUIPMENT
Computer equipment                            90,240      61,285
Furniture and equipment                        6,089       2,645
Software                                      87,426      86,063
Less:  accumulated depreciation and
 amortization                                (86,296)    (53,164)
                                        ------------   ---------
TOTAL PROPERTY AND EQUIPMENT                  97,459      96,829
                                        ------------   ---------
OTHER ASSETS
Patents, net of amortization              20,298,408          -
                                        ------------   ---------
TOTAL OTHER ASSETS                        20,298,408     253,790
                                        ------------   ---------
TOTAL ASSETS                            $ 20,786,529   $ 156,881
                                        ============   =========
LIABILITIES & STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
Accounts payable                        $    110,817   $      -
Line of credit                                50,000          -
Accrued expenses                              41,899          -
Leases payable                                 3,620          -
Deferred salaries                             56,255     161,252
Notes payable to shareholders                 49,001      42,101
                                        ------------   ---------
TOTAL CURRENT LIABILITIES                    311,592     203,353
                                        ------------   ---------
LONG-TERM LIABILITIES
Leases payable, net of current portion         6,935          -
                                        ------------   ---------
TOTAL LIABILITIES                            318,527          -
                                        ------------   ---------











See accountant's review report and notes to the financial statements.

                                F-2a

ELITE LOGISTICS, INC.
CONSOLIDATED BALANCE SHEETS

                                        November 30,   November 30,
                                        1999           1998
COMMITMENTS AND CONTINGENCIES                     -           -
                                        ------------   ---------
REDEEMABLE PREFERRED STOCK                   244,500          -
                                        ------------   ---------
STOCKHOLDERS' EQUITY
Common stock, $0.01 par value;
 50,000,000 shares authorized,
 11,411,168 shares issued and
 outstanding                                 114,412          -
Common stock - no par value;
 100 shares authorized and
 100 shares issued and outstanding-
 "S" Corporation                                  -      381,360
Warrants outstanding                       1,116,399          -
Additional paid-in capital                20,137,236          -
Accumulated deficit                       (1,144,545)   (427,832)
TOTAL STOCKHOLDERS' EQUITY                20,223,502     (46,472)
                                        ------------   ---------
TOTAL LIABILITIES AND STOCKHOLDERS'
  EQUITY                                $ 20,786,529   $ 156,881
                                        ============   =========





























See accountant's review report and notes to the financial statements.

                                 F-2b

ELITE LOGISTICS, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
For the Six Months Ended November 30, 1999 and 1998

                                        1999           1998
REVENUES                                $   236,596    $     6,300

COST OF REVENUES                            181,917            412
                                        -----------    -----------
GROSS PROFIT                                 54,679          5,888

EXPENSES
Professional services                        40,634             -
Marketing expenses                           75,865         31,784
Selling and administrative expenses         393,566         57,555
Exploration costs                             2,800             -
Research and development                    115,842         40,381
                                        -----------    -----------
TOTAL EXPENSES                              628,707        129,720

OPERATING INCOME (LOSS)                    (574,028)      (123,832)

OTHER INCOME (EXPENSE)
Interest                                     (1,890)            -
                                        -----------    -----------
TOTAL OTHER INCOME (EXPENSE)                 (1,890)            -

LOSS BEFORE INCOME TAXES                   (575,918)      (123,832)

INCOME TAX BENEFIT                               -              -
                                        -----------    -----------
NET (INCOME) LOSS                       $  (575,918)   $  (123,832)
                                        ===========    ===========
BASIC AND DILUTED LOSS PER COMMON SHARE $     (0.06)   $     (0.01)
                                        ===========    ===========
WEIGHTED AVERAGE NUMBER OF
 COMMON STOCK SHARES OUTSTANDING         10,411,269     10,040,000
                                        ===========    ===========
















See accountant's review report and notes to the financial statements.

ELITE LOGISTICS, INC.
CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY

                              Common Stock
                         Number
                         of Shares      Amount         Warrants
Balance at
 December 31, 1997               100    $ 381,360      $        -
Loss for the five months
 ending May 31, 1998              -            -                -
Loss for six months ending
 November 30, 1998                -            -                -
                         -----------    ---------      -----------
Balance at
 November 30, 1998               100      381,360               -
Loss for the month ending
 December 31, 1998                -            -                -
                         -----------    ---------      -----------
Balance at
 December 31, 1998               100      381,360               -
Common stock returned to
 treasury at $4,167 per
 share                            (5)     (20,833)              -
Issuance of treasury shares
 for cash and deferred
 salaries at $7,000
 per share                         5       35,000               -
Conversion of "S"
 Corporation common stock
 to "C" Corporation common
 stock at 100,400 to 1    10,039,900     (295,127)              -
Issuance of common stock
 for cash at $1.25
 per share                   320,000        3,200               -
Issuance of common stock
 at $1.25 in exchange for
 accounts payable             40,000          400               -
Warrants issued as
 consulting fees                  -            -           229,955
Reverse acquisition and
 recapitalization          1,014,500       10,412          886,444
Loss for five months
 ending May 31, 1999              -            -                -
Loss for six months
 ending November 30,1999         -             -                -
                         ----------     ---------      -----------
Balance at
 November 30, 1999       11,414,500     $ 114,412      $ 1,116,399
                         ==========     =========      ===========







See accountant's review report and notes to the financial statements.

                                 F-4a

ELITE LOGISTICS, INC.
CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY


                         Additional                    Total
                         Paid-in        Accumulated    Stockholders'
                         Capital        Deficit        Equity
Balance at
 December 31, 1997       $         -    $   (257,440)  $    123,920
Loss for the five months
 ending May 31, 1998               -         (46,560)       (46,560)
Loss for six months ending
 November 30, 1998                 -        (123,832)      (123,832)
                         ------------   ------------   ------------
Balance at
 November 30, 1998                 -        (427,832)       (46,472)
Loss for the month ending
 December 31, 1998                 -         (51,670)       (51,670)
                         ------------   ------------   ------------
Balance at
 December 31, 1998                 -        (479,502)       (98,142)
Common stock returned to
 treasury at $4,167
 per share                         -              -         (20,833)
Issuance of treasury shares
 for cash and deferred salaries
 at $7,000 per share               -              -          35,000
Conversion of "S"
 Corporation common stock
 to "C" Corporation common
 stock at 100,400 to 1        295,127             -              -
Issuance of common stock
 for cash at $1.25
 per share                    396,800             -         400,000
Issuance of common stock
 at $1.25 in exchange for
 accounts payable              49,600             -          50,000
Warrants issued as
 consulting fees                   -              -         229,955
Reverse acquisition and
 recapitalization          19,395,709             -      20,292,565
Loss for five months ending
 May 31, 1999                      -         (89,125)       (89,125)
Loss for six months ending
 November 30,  1999                -        (575,918)      (575,918)
                         ------------   ------------   ------------
Balance at
 November 30, 1999       $ 20,137,236   $ (1,144,545)  $ 20,223,502
                         ============   ============   ============






See accountant's review report and notes to the financial statements.

                                 F-4b

ELITE LOGISTICS, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Six Months Ended November 30, 1999 and 1998

                                        1999           1998
Cash flows from operating activities:
Net loss                                $ (575,918)    $ (123,832)
Adjustments to reconcile net loss
 to net cash provided (used) by
 operating activities:
  Depreciation and amortization             33,132         29,055
  Deferred salaries                         56,255        128,794
  Stock issued for accounts payable         50,000             -
  Stock issued for compensation            244,500             -
 Decrease (Increase) in :
  Accounts receivable                      (89,971)            -
  Inventory                               (180,187)           (80)
 Increase (Decrease) in :
  Accounts payable                         110,817             -
  Accrued expenses                          41,899             -
                                        ----------     ----------
Net cash provided (used) in
 operating activities                     (309,473)        33,937
                                        ----------     ----------
Cash flows from investing activities:
Purchase of property and equipment         (14,282)            -
Payments on leased equipment                (1,481)            -
Patent costs                               (21,750)            -
                                        ----------     ----------
Net cash provided (used) in
 investing activities                      (37,513)            -
                                        ----------     ----------
Cash flows from financing activities:
Issuance of stock                          414,100             -
Proceeds from line of credit               226,000             -
Payments on line of credit                (165,550)            -
Proceeds from shareholders'
 notes payable                               6,000         20,000
Payments to shareholders for notes         (30,000)            -
                                        ----------     ----------
Net cash provided (used) in
 financing activities                      450,550         20,000
                                        ----------     ----------
Net increase (decrease ) in cash           103,564         53,937

Cash, beginning of period                   34,264          6,035
                                        ----------     ----------
Cash, end of period                     $  137,828     $   59,972
                                        ==========     ==========







See accountant's review report and notes to the financial statements.

                                 F-5a

ELITE LOGISTICS, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS - continued
For the Six Months Ended November 30, 1999 and 1998

                                        1999           1998
SUPPLEMENTAL DISCLOSURES:
Cash paid for interest and income taxes:
Interest expense                        $    5,383     $       -
                                        ==========     ==========
Income taxes                            $       -      $       -
                                        ==========     ==========

NON-CASH OPERATING  ACTIVITIES
Stock issued for accounts payable       $   50,000     $       -
Stock issued for deferred salaries      $  244,500     $       -
Warrants issued for consulting          $1,116,399     $       -







































See accountant's review report and notes to the financial statements.

                                 F-5b

ELITE LOGISTICS, INC.
CONSOLIDATED NOTES TO FINANCIAL STATEMENTS
November 30, 1999

NOTE 1 - BUSINESS ORGANIZATION

Nature of Operations
Elite Logistics Services, Inc. (hereinafter "Elite") was incorporated as an "S" Corporation on August 6, 1997 under the laws of the State of Texas. Elite is engaged in the production of global positioning systems and provides the required services for the operation of these systems. The Company's services are marketed nationally. On September 1, 1999, the Company amended its articles of incorporation to become a regular "C" Corporation. See Note 16.

On November 17, 1999, the Company agreed to an exchange of its stock in an acquisition with Summit Silver, Inc. This acquisition is being accounted for as a purchase and reverse acquisition of a non-operating public enterprise by a private operating company. Elite Logistics Services, Inc, the operating company, will be a subsidiary of Elite Logistics, Inc. (formerly Summit Silver Inc.) See Note 9. Elite Logistics, Inc. (hereinafter "ELI") is the holding company of Elite. Elite is a wholly owned subsidiary and is consolidated for financial reporting. As part of the acquisition, the Company acquired limited assets from Summit Silver, Inc.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting
ELI uses the accrual basis of accounting in accordance with generally accepted accounting principles.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Advertising
Advertising costs are charged to operations in the year incurred.

Property, Plant and Equipment
Property, plant and equipment are recorded at cost and depreciated using the straight-line method over estimated useful lives of three to seven years. Expenditures for repairs and maintenance which do not extend the useful life of the related asset are expensed as incurred.

Impairment of Long-lived Assets
The Company evaluates the recoverability of long-lived assets when events and circumstances indicate that such assets might be impaired. The Company determines impairment by comparing the undiscounted future cash flows estimated to be generated by these assets to their respective carrying amounts.

ELITE LOGISTICS, INC.
CONSOLIDATED NOTES TO FINANCIAL STATEMENTS
November 30, 1999

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Taxes
Elite Logistics Services Inc. had elected to be taxed under the provision of Subchapter S of the Internal Revenue Code for the years ended December 31, 1998 and 1997 and for the period ending August 31, 1999. Under those provisions, Elite does not pay federal corporate income taxes on its taxable income. Instead, the stockholders are liable for individual federal income taxes on their respective shares of corporate income. Accordingly, no provision has been made for federal income tax for the period ended August 31, 1999 or for the years ended December 31, 1998 and 1997 in the accompanying financial statements. For the period subsequent to August 31, 1999, the Company had a significant loss for tax purposes.

At November 17, 1999, the Summit Silver, Inc. entity had a net operating loss of approximately $1,450,000, which may be offset against future taxable income through 2013. No provision for taxes or tax benefit from net operating loss carryforwards has been reported in the financial statements as the Company will probably continue to experience operating losses. It is currently unknown if the carryforwards will expire unused. With the significant change in ownership the utilizability of this net operating loss will be substantially minimized for future periods.

Trade Accounts Receivable
The Company provides for losses which may be sustained in collection of accounts receivable. All receivables are considered collectible and no valuation allowance is considered necessary.

Cash and Cash Equivalents
The Company considers all highly liquid investments with a maturity of three months or less at the date of acquisition to be cash equivalents.

Intangibles
Intangible assets consist of patents pending patents will be amortized using a straight-line method over seventeen years. Once granted from the United States Patent office.

Research and Development Costs
Costs of research and development are expensed as incurred.

Mineral Properties
Summit Silver, Inc. was a minerals exploration company. Costs of acquiring, exploring and developing mineral properties were capitalized by project area. Costs to maintain mineral rights and leases were expensed as incurred. Mineral properties were periodically assessed for impairment of value and any losses were charged to operations at the time of impairment.

ELITE LOGISTICS, INC.
CONSOLIDATED NOTES TO FINANCIAL STATEMENTS
November 30, 1999

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Mineral Properties (Continued)
Should a property be abandoned, its capitalized costs were charged to operations. Summit Silver charged to operations the allocable portion of capitalized costs attributable to properties sold. Capitalized costs were allocated to properties sold based on the proportion of claims sold to the claims remaining within the project area.

Basic and Diluted Earnings Per Share
In December 1997, the Company adopted Statement of Financial Accounting Standards Statement (SFAS) No. 128, Earnings Per Share. Basis earnings per share is computed using the weighted average number of common shares outstanding. Diluted net loss per share is the same as basic net loss per share as the inclusion of common stock equivalents would be antidilutive.

Revenue and Cash Recognition
Revenues and cost of revenues are recognized when services and products are furnished or delivered.

Compensated Absences
Employees of the Company are entitled to paid vacation, paid sick days and personal days off depending on job classification, length of service, and other factors. It is impracticable to estimate the amount of compensation for future absences, and accordingly, no liability has been recorded in the accompanying financial statements. The Company's policy is to recognize the cost of compensated absences when actually paid to employees.

NOTE 3 - MINERAL PROPERTIES

The following information summarizes Summit Silver, Inc's. mineral property holdings and transactions in prior periods.

Kimberly Gold Mine Property
The Company owned 33 unpatented claims located in Idaho County, Idaho. In recent years, the Company's activities concentrated at the Kimberly Gold Mine, located about 35 miles east of Riggins, Idaho and about 55 miles north of McCall, Idaho. The Company entered into a lease agreement on the Kimberly Mine with Marshall Mountain Mining and Exploration, Inc. in 1993. During 1994, this agreement was assigned to Quasar Equities. During the year ended May 31, 1999, these claims were exchanged for Ashington Mining Company common stock valued at $3,750 and Central Silver Corp. common stock valued at $15,000. Ashington also agreed to indemnify Summit for future environmental and reclamation costs. This transaction resulted in a loss of $328,120.

Other Mineral Properties
The Company owned five patented claims known as the Baltimore Mine, near Boulder, Montana and 46 unpatented claims located about 50 miles southeast of Battle Mountain, Nevada in the Crescent Valley known as the East Cortez property. During the year ended May 31, 1998, these

ELITE LOGISTICS, INC.
CONSOLIDATED NOTES TO FINANCIAL STATEMENTS
November 30, 1999

NOTE 3 - MINERAL PROPERTIES (Continued)

claims were sold to Idora Silver Mines, Inc. in exchange for Idora common stock. The Idora common stock was exchanged for equipment during the same period.

Other mineral properties owned by the Company include five Association Placer claims near Ruby Creek, Beaverhead County, Montana and 100 lode claims located on Roberts Mountain in Eureka County, Nevada.

During the year ended May 31, 1999, the Company's Nevada claims were exchanged for Sterling Mining Company common stock valued at $43,910. During this same period the Company also exchanged four unpatented mining claims in Wenatchee, Washington along with equipment for Silver Trend Mining Company's common stock. This transaction resulted in a loss of $46,664. After an evaluation of all other mineral properties, it was deemed to be uneconomical to develop these properties; therefore, their recorded costs and previously capitalized unrecovered exploration costs were written off. This resulted in a loss of $38,337, which was charged to operations.

NOTE 4 - INVESTMENTS

The Company's securities, which are bought and held principally for the purpose of sale in the near term, are classified as trading securities. The Company's securities, which were originally acquired by Summit Silver, Inc., are recorded at fair value on the balance sheet as current assets, with changes in fair value during the period included in earnings.

The Company's trading securities consist of common stock stated at fair value and are summarized as follows:

Investment                              November 30, 1999
Ashington Mining Company                     $    600
Sterling Mining Company                        21,200
Royal Silver Mines, Inc.                        1,000
Utah-Idaho Consolidated Uranium, Inc.           1,600
                                             --------
                                             $ 24,400
                                             ========

NOTE 5 - PATENT COSTS

The costs of patent applications are capitalized. The Company currently has two domestic and two foreign patent applications pending. The Company's patent applications relate to internet-enabled, global positioning system technology for the commanding, controlling, identification and routing of moving items.

ELITE LOGISTICS, INC.
CONSOLIDATED NOTES TO FINANCIAL STATEMENTS
November 30, 1999

NOTE 5 - PATENT COSTS (continued)

The costs of patent applications are capitalized. The cost of patents are amortized over their statutory lives of seventeen years. As part of the reverse merger, the Company allocated $20,275,913 to additional patent value for future amortization. (See Note 9) At November 30, 1999, the Company had not received any patent approvals. There was no patent amortization expense recorded in 1999 or 1998.

NOTE 6 - INVENTORY

Inventories are stated at the lower of cost or market, with cost being determined on a weighted average basis.

Inventories at November 30, 1999 and December 31, 1998 consist of the following for the dates shown:

                                        1999      1998
          Finished goods                $  13,000 $  -
          Work in Progress                 26,000    -
          Raw materials                   141,267    80
                                        --------- -----
               Total                    $ 180,267 $  80
                                        ========= =====

Substantially all of the inventory is pledged as collateral for the Company's line of credit.

NOTE 7 - NOTES PAYABLE

As of November 30, 1999, the Company had a loan from International Bank of Commerce in the amount of $50,000. The loan is a revolving line of credit with a current maximum limit of $100,000, bearing interest at 9.75%. The note is due November 5, 2000 and is collateralized by accounts receivable and inventory.

Elite has a capital lease with Linc Monex Equipment, Inc. payable monthly at $460, including interest at 18%. The remaining capital lease payments are included in the schedule below.

Current maturities of long-term debt are as follows:


                         2000      $ 3,620
                         2001      $ 4,309
                         2002      $ 2,626

ELITE LOGISTICS, INC.
CONSOLIDATED NOTES TO FINANCIAL STATEMENTS
November 30, 1999

NOTE 8 - LOANS FROM SHAREHOLDERS

The Company has cash loans from its shareholders in the amounts of $49,001 and $42,101 at November 30, 1999 and December 31, 1998,
respectively. The notes bear an interest rate of 5% annually, are unsecured, and due upon demand.

Notes to shareholders also included deferred salaries due to the shareholders of $56,255, $161,251 and for the period ending November 30, 1999 and the year ended December 31, 1998 , respectively. In September 1999, the shareholders exchanged $244,500 in deferred salaries for 2,445 shares of preferred stock at $100 per share.

NOTE 9 - MERGER AND ACQUISITION

On November 17, 1999, Elite Logistics Services, Inc. ("Elite") completed an acquisition agreement with Summit Silver, Inc. (SSI) subsequently to be known as Elite Logistics, Inc. (ELI). In late
November 1999, SSI was renamed as Elite Logistics, Inc.

Under the terms of the agreement, SSI issued 10,400,000 shares of common stock in exchange for all of Elite's common stock. Immediately prior to the agreement and plan of reorganization, Elite had 10,400,000 shares of common stock issued and outstanding. Elite will continue as a subsidiary of ELI. The shares were valued at $1.87 per share for a total value of $19,500,000. This value increase was allocated to intangible assets of patents. As of November 17, 1999, the market value of SSI's stock was $3.75 and the above value allowed for a 50% discount for the issuance of restricted stock.

The acquisition was accounted for as a purchase by Elite of SSI because the shareholders of Elite controlled SSI after the acquisition in what is referred to as a reverse acquisition. Elite's financial information will be that of the continuing operating company.

In connection with this same transaction, all 2,445 shares of Elite's preferred stock were exchanged for an equivalent amount of SSI preferred stock, which conferred the same rights and provisions as the original shares of Elite's preferred stock. The exchange of the redeemable preferred stock resulted in no significant valuation adjustment in the allocation of value in the merger. Also, the 1,215,555 outstanding warrants in Elite were exchanged with SSI for warrants of the same terms and rights. The warrants were revalued for the purposes of the acquisition based upon the SSI stock value of $1.87 using the Black-Scholes valuation model. The warrants additional value of $886,444, derived from this calculation, resulted in an addition to the intangible asset of patents.

The income statement effect of the merger with SSI was the recognition of $2,800 of SSI's expenses in consolidated financial statements. The only substantial asset of SSI that was acquired was $24,400 of investments.

ELITE LOGISTICS, INC.
CONSOLIDATED NOTES TO FINANCIAL STATEMENTS
November 30, 1999

NOTE 9 - MERGER AND ACQUISITION (continued)

The valuation of the merger included the $19,500,000 value attributed to the exchanged distribution of common stock and the $886,444 value attributed to warrants. After adjustments for the par value of the stock and the acquisition of the net debts of SSI, there was a $110,531 net decrease allocatable to patents. The total allocation to patents is $20,275,913. Management believes that all intangible value is attributed to pending patent applications. The value allocated to patents will be amortized over 17 years, once they are granted.

NOTE 10 - REDEEMABLE PREFERRED STOCK

In September 1999, the Company issued 2,445 shares of $100 par value Series A preferred stock for deferred compensation of $244,500. Holders of Series A preferred shares are entitled to cumulative dividends at the per share rate of prime rate plus 2% of the original issue price, payable quarterly if declared by the board of directors.

As of November 17, 1999, cumulative dividends have not been declared or paid.

The Corporation is required to redeem all issued and outstanding shares of series A preferred stock in September 15, 2000 at a redemption price of $100 per share. Prior to such time, the Corporation may redeem in whole or in part Series A preferred stock at the option of the board of directors. See Note 8.

On September 15, 1999, the Company agreed to issue 2,445 shares of preferred stock with $100 per value. These shares are preferred as to dividends and liquidation. The cumulative dividends are currently payable at prime of 8.25% plus 2 which is 10.25%. The shares are required to be redeemed within one year. The preferred stock was issued in payment to existing stockholders for deferred compensation. As part of the acquisition of Summit Silver, Inc., these shares were traded for 2,445 shares of Summit's preferred stock at $.01 per value. (Note 9).

NOTE 11 - COMMITMENTS AND CONTINGENCIES

Leases
Elite leases office space in Freeport, Texas on an annually renewable lease. The monthly rent is $200 and the lease term ends in December 1999. Subsequent to December 31, 1999, the Company has expanded its office space and renewed the lease for a twelve month term ending December 2000. The monthly lease payment is $3,800, commencing January 1, 2000.

Exclusive Agreement
The Company has an exclusive agreement with a distributor to sell the company's Page Track system on the two-way pager service requirements. The agreement limits the market area. The distributor paid $100,000 at the time the agreement was signed. Elite will pay the distributor 20% of net sales of air time less a 10% administration charge.

ELITE LOGISTICS, INC.
CONSOLIDATED NOTES TO FINANCIAL STATEMENTS
November 30, 1999

NOTE 11 - COMMITMENTS AND CONTINGENCIES (continued)

Employment Agreements
The Company has several employment agreements in place. These agreements are for unspecified term and contain 12-18 month non-complete clauses for employees in the event that their job tenure with the Company is severed.

NOTE 12 - COMMON STOCK

Elite originally had 100 shares of no par stock issued. In September 1999 the original 100 shares were converted to 10,040,000 shares of common stock. Also, in September 1999, the Company issued 320,000 shares of common stock to various investor groups in exchange for cash proceeds of $400,000. This issuance resulted in non-qualifying shareholders to discontinue the Company's S election and resulted in the conversation to a C Corporation. Also in November 1999, the Company issued 40,000 shares of common stock in settlement of a vendor payable of $50,000.

NOTE 13 - WARRANTS

On September 20, 1999, the Board of Directors approved the issuance of a warrant to Vernor Investments to purchase up to 100,000 shares of the Company's common stock at 5% below the current market value at the time of purchase, exercisable from the date of issuance until September 30, 2000.

On November 10, 1999, the Board of Directors approved the issuance of a warrant to Forte Group LLC to purchase up to 1,115,555 shares of the Company's common stock at $1.25 per share from the date of issuance until September 30, 2002.

The fair value of each warrant granted is estimated on the grant date using the Black-Scholes Option Price Calculation. The following assumptions were made to estimating fair value. The risk-free interest rate is 5.5%, volatility is .5% and the expected life of the warrants is one to three years.

As part of the acquisition of Summit Silver, Inc. by Elite Logistic Services, Inc., the above warrants were transferred and valued based upon the market value of Summit's common stock. This valuation used the same assumptions for the Black-Scholes calculations except for a discounted stock value of $1.87 per share. As part of the acquisition, this results in an additional change of $886,444 to stock warrants. (See Note 9).

ELITE LOGISTICS, INC.
CONSOLIDATED NOTES TO FINANCIAL STATEMENTS
November 30, 1999

NOTE 13 - WARRANTS (continued)

The following is a summary of warrants during the period ended November
30, 1999:

                                                  Weighted
                                                  Average
                                        Number    Exercise
                                        Of Shares Price
Outstanding at December 31, 1998               -  $   -
Granted during 1999                     1,215,555   1.25
Exercised                                      -      -
Forfeited or expired                           -      -
                                        --------- ------
     Outstanding at November 17, 1999   1,215,555 $ 1.25
                                        ========= ======
     Weighted average fair value of
      Warrants granted during 1999           $ 0.91
                                             ======

NOTE 14 - YEAR 2000

Like other companies, Elite could be adversely affected if the computer systems it, its suppliers or customers use do not properly process and calculate date-related information and data from the period surrounding and including January 1, 2000. This is commonly known as the "Year 2000" issue. Additionally, this issue could impact non-computer systems and devices such as production equipment, elevators, etc. At this time, because of the complexities involved in the issue, management cannot provide assurances that the Year 2000 issue will not have an impact on the Company's operations.

The Company has reviewed its business and processing systems and believes that the majority of its systems are already year 2000 compliant or can be made so with software updates. Based on preliminary assessments, the Company regards the costs associated with Year 2000 readiness to be immaterial.

NOTE 15 - GOING CONCERN CONSIDERATION

As shown in the accompanying financial statements, the Company incurred net losses of $665,043 and $222,062, for the period ended November 30, 1999 and the year ended December 31, 1998, respectively. The Company is currently involved in a merger with another corporation to expand its business direction. See Note 7. If successful, the merger's consequences will serve to mitigate the factors which had raised substantial doubt about the Company's ability to continue as a going concern and increase the availability of resources for funding of the Company's current operation and future market development.
Management's plans, after completing all required activities of the merger, are to raise substantial resources from private investors.

ELITE LOGISTICS, INC.
CONSOLIDATED NOTES TO FINANCIAL STATEMENTS
November 30, 1999

NOTE 15 - GOING CONCERN CONSIDERATION (continued)

After the date of these financial statements, the Company executed a merger and share exchange with another corporation. This merger and exchange resulted in the Company's current stockholders becoming majority stockholders in the new company. See Note 9.

NOTE 16 - INCOME TAXES

The Company elected to be taxed as a subchapter S corporation for tax purposes. An S Corporation makes no provision for tax purposes and passes all items of income, loss or tax preference to the individual shareholders. For the years ended December 31, 1998 and 1997, there are no provisions for taxes based upon the Company's effective S election.

On September 1, 1999, the Company sold shares of common stock to non-qualifying holders for an S Corporation. As of September 1, 1999, the Company's S election was terminated. The loss for the period from January 1, 1999 to August 31, 1999 is $226,706. The loss for the period from September 1, 1999 to November 30, 1999 is $438,337. The S Corporation period loss will be passed to the shareholders of record on August 31, 1999. The subsequent loss of $438,337 is the Company's net operating loss as of November 30, 1999. The net operating loss acquired from Summit Silver of approximately $1,450,000 is not expected to be utilized by the Company because of the Internal Revenue Code limitations concerning ownership changes.

The Company has no significant book to tax differences in its assets and liabilities, which would give rise to deferred tax assets or liabilities. The Company may elect to file consolidated tax returns in the future as part of the merged entity to be known as Elite
Logisitics, Inc, formerly Summit Silver, Inc.  See Note 9.

ELITE LOGISTICS, INC.
PROFORMA FINANCIAL INFORMATION

The following Proforma Combined Balance Sheet as of May 31, 1999 and Proforma Combined Statements of Operations for the six months ended November 30, 1999 and the year ended May 31, 1999 are unaudited. These proforma financial statements relate to the reverse acquisition of Summit Silver, Inc. by Elite Logistic Services, Inc. Summit Silver, Inc. (subsequently renamed Elite Logistics, Inc.) issued 10,400,000 shares of common stock for 100% of the outstanding common stock of Elite Logistics Services, Inc.

The proforma financial information has been prepared utilizing the historical financial statements of Summit Silver, Inc. and Elite Logistics Services, Inc. and should be read in conjunction with the separate historical financial statements and notes thereto of these companies for the respective periods presented.

The proforma financial information is based on the purchase method of accounting and the acquisition as a reverse acquisition with the surviving company being the operating company, previously Elite Logistics Services, Inc. The Proforma Combined Statements of Operations assume the acquisition had occurred at the beginning of the period presented in the statements. All intercompany accounts and transactions have been eliminated.

The proforma combined financial statements do not purport to be indicative of the financial positions and results of operations and cash flows which actually would have been obtained if the acquisition had occurred on the date indicated or the results which may be obtained in the future.

ELITE LOGISTICS, INC.
PROFORMA COMBINED STATEMENTS OF OPERATIONS
FOR THE SIX MONTHS ENDED NOVEMBER 30, 1999

                         HISTORICAL                    PROFORMA
                         Summit         Elite Logistics
                         Silver, Inc.   Services, Inc.
                         June through   June through
                         11/07/99       11/30/99       Adjustments   Total
REVENUES                 $       -      $  344,845     $ -           $ 344,845

COST OF REVENUES                 -         271,273       -             271,273
                         ----------     ----------     ----         ----------
GROSS PROFIT                     -          73,572       -              73,572

EXPENSES
 Professional services       23,896         40,634       -              64,530
 Marketing expenses              -         104,581       -             104,581
 Selling and
  administrative expenses    39,426        400,002       -             439,428
 Exploration costs            5,435          2,800       -               8,235
 Research and development        -         163,307       -             163,307
                         ----------     ----------     ----         ----------
TOTAL EXPENSES               68,757        711,324       -             780,081

OPERATING INCOME (LOSS)     (68,757)      (637,752)      -            (706,509)

OTHER INCOME (EXPENSE)
Other income                                    -        -                  -
Loss on sale of
 investments               (161,780)            -
Interest                         -          (6,104)      -              (6,104)
                         ----------     ----------     ----         ----------
TOTAL OTHER INCOME
 (EXPENSE)                 (161,780)        (6,104)      -            (167,884)

INCOME (LOSS) BEFORE
 INCOME TAXES              (230,537)      (643,856)      -            (874,393)

INCOME TAX BENEFIT               -              -        -                  -
                         ----------     ----------     ----         ----------
NET (INCOME) LOSS        $ (230,537)    $ (643,856)    $ -          $ (874,393)
                         ==========     ==========     ====         ==========
BASIC AND DILUTED LOSS
 PER COMMON SHARE        $    (0.23)    $    (0.06)    $ -          $    (0.08)
                         ==========     ==========     ====         ==========
WEIGHTED AVERAGE NUMBER
 OF COMMON STOCK SHARES
 OUTSTANDING                989,168     10,293,269                  11,282,437
                         ==========     ==========                  ==========








                  See accountant's review report.

                       ELITE LOGISTICS, INC.
                       PROFORMA BALANCE SHEET
                            MAY 31, 1999

                         HISTORICAL                    PROFORMA
                                        Elite Logistics
                         Summit Silver, Services, Inc.
                         Inc.           Inc.            Adjustments  Total
ASSETS
CURRENT ASSETS
 Cash                    $    3,864     $  34,264       $       -    $  38,128
 Accounts receivable             -         11,125               -       11,125
 Other receivable             2,046           100               -        2,146
 Inventory                       -         51,656           51,656          80
                         ----------     ---------       ----------   ---------
TOTAL CURRENT ASSETS          5,910        97,145               -      103,055
                         ----------     ---------       ----------   ---------
PROPERTY AND EQUIPMENT
 Computer equipment              -         84,369               -       84,369
 Furniture and equipment         -          4,828               -        4,828
 Software                        -         87,426               -       87,426
 Less:  accumulated depreciation
  and amortization               -        (66,921)              -      (66,921)
TOTAL PROPERTY AND EQUIPMENT     -        109,702               -      109,702
                         ----------     ---------       ----------   ---------
OTHER ASSETS
 Investments                 31,766            -                -       31,766
 Patents, net of amortization    -             -                -           -
                         ----------     ---------       ----------   ---------
TOTAL OTHER ASSETS           31,766            -                -       31,766
                         ----------     ---------       ----------   ---------
TOTAL ASSETS             $   37,676     $ 206,847       $       -    $ 244,523
                         ==========     =========       ==========   =========
























                  See accountant's review report.

                               F-18a

                       ELITE LOGISTICS, INC.
                       PROFORMA BALANCE SHEET
                            MAY 31, 1999

                         HISTORICAL                    PROFORMA
                                        Elite Logistics
                         Summit Silver, Services, Inc.
                         Inc.           Inc.           Adjustments  Total
LIABILITIES & STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
 Accounts payable        $    2,781     $  47,767      $       -    $  50,548
 Line of credit                  -             -               -           -
 Accrued expenses                -          4,469              -        4,469
 Leases payable                  -          3,620              -        3,620
 Deferred salaries               -        250,751              -      250,751
 Notes payable to shareholders   -         52,101              -       52,101
                         ----------     ---------      ----------   ---------
TOTAL CURRENT LIABILITIES     2,781       358,708              -      361,489
                         ----------     ---------      ----------   ---------
LONG-TERM LIABILITIES
 Leases payable, net
  of current portion             -          7,723              -        7,723
                         ----------     ---------      ----------   ---------
TOTAL LIABILITIES                -        366,431              -      369,212
                         ----------     ---------      ----------   ---------
COMMITMENTS AND CONTINGENCIES    -             -               -           -
                         ----------     ---------      ----------   ---------
REDEEMABLE PREFERRED STOCK       -             -               -           -
                         ----------     ---------      ----------   ---------
STOCKHOLDERS' EQUITY
 Common stock                 9,638       100,400              -      110,038
 Additional paid-in
  capital                 1,287,666       295,127      (1,262,409)    320,384
 Accumulated deficit     (1,262,409)     (555,111)      1,262,409    (555,111)
                         ----------     ---------      ----------   ---------
TOTAL STOCKHOLDERS' EQUITY   34,895      (159,584)             -     (124,689)
                         ----------     ---------      ----------   ---------
TOTAL LIABILITIES AND
 STOCKHOLDERS' EQUITY    $   37,676     $ 206,847      $       -    $ 244,523
                         ==========     =========      ==========   =========















                  See accountant's review report.

                               F-18b

ELITE LOGISTICS, INC.
PROFORMA COMBINED STATEMENTS OF OPERATIONS
FOR THE YEAR ENDING MAY 31, 1999

                         HISTORICAL                    PROFORMA
                                        Elite Logistics
                         Summit Silver, Services, Inc.
                         Inc.           Inc.           Adjustments  Total
REVENUES                 $       -      $  129,819     $ -          $  129,819

COST OF REVENUES                 -          21,336       -              21,336
                         ----------     ----------     ----         ----------
GROSS PROFIT                     -         108,483       -             108,483

EXPENSES
 Professional services       83,200            892       -              84,092
 Marketing expense               -          74,178       -              74,178
 Selling and administrative
  expenses                   42,162        143,425       -             185,587
 Exploration                     -              -        -                  -
 Research and development        -         141,534       -             141,534
                         ----------     ----------     ----         ----------
TOTAL EXPENSES              125,362        360,029       -             485,391

OPERATING INCOME (LOSS)    (125,362)      (251,546)      -            (376,908)

OTHER INCOME (EXPENSE)
 Capital gain (loss)       (374,784)            -        -            (374,784)
 Loss on sale of
  investments              (120,759)            -        -            (120,759)
 Loss on market value
  of investments            (38,337)            -        -                  -
 Other income                 1,000             -        -               1,000
 Interest                        -            (999)      -                (999)
                         ----------     ----------     ----         ----------
TOTAL OTHER INCOME
 (EXPENSE)                 (532,880)          (999)      -            (533,879)

INCOME (LOSS) BEFORE
 INCOME TAXES              (658,242)      (252,545)      -            (910,787)
                         ----------     ----------     ----         ----------
INCOME TAX BENEFIT               -              -        -                  -
                         ----------     ----------     ----         ----------
NET INCOME (LOSS)        $ (658,242)    $ (252,545)    $ -          $ (910,787)
                         ==========     ==========     ====         ==========
BASIC AND DILUTED LOSS
 PER COMMON SHARE        $    (1.06)    $   (0.025)                 $   (0.085)
                         ==========     ==========                  ==========
WEIGHTED AVERAGE NUMBER
 OF COMMON STOCK SHARES
 OUTSTANDING                621,979     10,040,000                  10,661,979
                         ==========     ==========                  ==========



                  See accountant's review report.

                        SUMMIT SILVER, INC.
                        FINANCIAL STATEMENTS
                       MAY 31, 1999 AND 1998


                              CONTENTS


Independent  Auditor's Report      .    .    .    .    .    . F-1
Balance Sheets .    .    .    .    .    .    .    .    .    . F-2
Statements of Operations and Comprehensive Loss   .    .    . F-4
Statement of Stockholders' Equity       .    .    .    .    . F-5
Statements of Cash Flows .    .    .    .    .    .    .    . F-7
Notes to the Financial Statements       .    .    .    .    . F-9

                      WILLIAMS & WEBSTER, P.S.
       Certified Public Accountants and Business Consultants
      601 West Riverside, Suite 1940, Spokane, WA   99201-0611
                 (509) 838-5111 FAX (509) 838-5114

The Board of Directors
Summit Silver, Inc.
Coeur d'Alene, Idaho


                    INDEPENDENT AUDITOR'S REPORT

We have audited the accompanying balance sheets of Summit Silver, Inc. as of May 31, 1999 and 1998, and the related statements of operations and comprehensive loss, stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Summit Silver, Inc. as of May 31, 1999 and 1998, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 11 to the financial statements, the Company's significant operating losses raise substantial doubt about its ability to continue as a going concern. Management's plans regarding the resolution of this issue are also discussed in Note 11. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Williams & Webster, P.S.
Williams & Webster, P.S.
Certified Public Accountants
Spokane, Washington
September 8, 1999

                        SUMMIT SILVER, INC.
                           BALANCE SHEETS

                                                  May 31,
                                             1999      1998
ASSETS
 CURRENT ASSETS
  Cash                                       $  3,864  $   2,362
  Other receivables                             2,046      2,546
  Investments                                  31,765     11,160
                                             --------  ---------
 Total Current Assets                          37,675     16,068
                                             --------  ---------
 PROPERTY AND EQUIPMENT
  Mining properties                                -     468,532
  Equipment                                        -      88,450
  Less accumulated depreciation                    -     (30,975)
                                             --------  ---------
 Total Property and Equipment                      -     526,007
                                             --------  ---------
 TOTAL ASSETS                                $ 37,675  $ 542,075
                                             ========  =========

































   The accompanying notes are an integral part of these financial statements.

                        SUMMIT SILVER, INC.
                           BALANCE SHEETS

                                               May 31,
                                        1999           1998
LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES
 Accounts payable                       $     2,781    $      -
 Payable to related party                        -         3,336
                                        -----------    ---------
 Total Current Liabilities                    2,781        3,336
                                        -----------    ---------
COMMITMENTS AND CONTINGENCIES                    -            -
                                        -----------    ---------
STOCKHOLDERS' EQUITY
 Common stock, $0.01 par value, 20,000,000
  shares authorized, 5,783,006 and
  14,208,835 shares issued and
  outstanding, respectively                  57,831      142,089
 Additional paid-in capital               1,239,472      960,692
 Stock subscriptions receivable                  -      (140,000)
 Accumulated deficit                     (1,082,284)    (424,042)
 Accumulated other comprehensive loss      (180,125)          -
                                        -----------    ---------
 Total Stockholders' Equity                  34,894      538,739
                                        -----------    ---------
TOTAL LIABILITIES AND
 STOCKHOLDERS' EQUITY                   $    37,675    $ 542,075
                                        ===========    =========























   The accompanying notes are an integral part of these financial statements.

                        SUMMIT SILVER, INC.
          STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

                                           Years Ended May 31,
                                        1999           1998
SALES                                   $       -      $      -

COST OF SALES                                   -             -
                                        ----------     ---------
GROSS PROFIT                                    -             -
                                        ----------     ---------
EXPENSES
 Management and professional                86,200        25,531
 Unrecovered exploration costs                  -         79,380
 Recording, taxes and insurance              3,311         5,357
 Depreciation                                7,542         3,412
 Storage                                     1,945         2,463
 Office                                     10,832         2,017
 Maintenance and repairs                     3,198         1,597
 Travel and entertainment                   12,334            -
                                        ----------     ---------
 Total Expenses                            125,362       119,757
                                        ----------     ---------
NET LOSS FROM OPERATIONS                  (125,362)     (119,757)
                                        ----------     ---------
OTHER INCOME AND (EXPENSES)
 Lease income                                1,000        16,250
 Interest and dividends                         -            222
 Gain (loss) from mineral
  property disposition                    (533,880)        7,761
 Other revenue                                  -          4,356
 Interest expense                               -           (185)
                                        ----------     ---------
 TOTAL OTHER INCOME
 (EXPENSES)                               (532,880)       28,404
                                        ----------     ---------
NET LOSS                                  (658,242)      (91,353)
OTHER COMPREHENSIVE LOSS
 Unrealized holding losses arising
  during the period                       (180,125)           -
                                        ----------     ---------
COMPREHENSIVE LOSS                      $ (838,367)    $ (91,353)
                                        ==========     =========
NET LOSS PER COMMON SHARE               $    (0.22)    $   (0.01)
                                        ==========     =========
WEIGHTED AVERAGE NUMBER OF
 SHARES OUTSTANDING                      3,731,871     9,940,472
                                        ==========     =========







   The accompanying notes are an integral part of these financial statements.

                        SUMMIT SILVER, INC.
                 STATEMENT OF STOCKHOLDERS' EQUITY

                               Common Stock
                                                      Additional
                          Number                      Paid-in     Subscriptions
                          of Shares     Amount        Capital     Receivable
Balance
 June 1, 1997              9,669,435    $  96,695     $   838,306 $       -
 Common stock issued at
  $0.0542 per share          520,000        5,200          21,610         -
 Common stock issued at
  $0.035 per share
  for debt                 4,000,000       40,000         100,000   (140,000)
 Common stock issued at
  $0.05 per share
  for services                19,400          194             776         -
 Net loss                         -            -               -          -
                         -----------    ---------     ----------- ----------
Balance
 May 31, 1998             14,208,835      142,089         960,692   (140,000)

Reverse stock split,
 1 for 6                 (11,790,696)    (117,907)        117,907         -

Common stock issued for
 cash at prices ranging
 from $0.025 to $0.21
 per share                   416,400       4,164           9,763          -
                         -----------    --------     -----------  ----------
Balance forward            2,834,539    $ 28,346     $ 1,088,362  $ (140,000)
                         -----------    --------     -----------  ----------























   The accompanying notes are an integral part of these financial statements.

                                F-5a

                        SUMMIT SILVER, INC.
                 STATEMENT OF STOCKHOLDERS' EQUITY

                                        Accumulated    Total
                         Accumulated    Comprehensive  Stockholders'
                         Deficit        Loss           Equity
Balance
 June 1, 1997            $ (332,689)    $        -     $ 602,312
 Common stock issued at
  $0.0542 per share              -               -        26,810
 Common stock issued at
  $0.035 per share
  for debt                       -               -            -
 Common stock issued at
  $0.05 per share
  for services                   -               -           970
 Net loss                   (91,353)             -       (91,353)
                         ----------     -----------    ---------
Balance
 May 31, 1998              (424,042)             -       538,739

Reverse stock split,
 1 for 6                         -               -            -

Common stock issued for
 cash at prices ranging
 from $0.025 to $0.21
 per share                       -               -        13,927
                         ----------     -----------    ---------
Balance forward          $ (424,042)    $        -     $ 552,666
                         ----------     -----------    ---------
























   The accompanying notes are an integral part of these financial statements.

                                F-5b

                        SUMMIT SILVER, INC.
                 STATEMENT OF STOCKHOLDERS' EQUITY

                                Common Stock
                                                Additional
                         Number                 Paid-in       Subscriptions
                         of Shares    Amount    Capital       Receivable
Balance forward          2,834,539    $ 28,346  $ 1,088,362   $ (140,000)

Common stock issued for
 equipment at $0.25 per
 share                     436,000       4,360      213,640           -

Common stock issued for
 services, consulting
 and directors fees at
 prices ranging from
 $0.02 to $0.25 per
 share                   2,815,800      28,158       35,917           -

Common stock issued
 in settlement of
 property title at
 $0.05 per share            30,000         300        1,200           -

Payment of stock
 subscriptions                  -           -            -        40,000

Payment of fees for
 stock transfer                 -           -        (2,980)          -

Cancellation of stock
 subscription receivable
 and common stock         (333,333)     (3,333)     (96,667)     100,000

Net loss                        -           -            -            -

Unrealized holding
 losses for the period          -           -            -            -
                         ---------    --------  -----------   ----------
Balance, May 31, 1999    5,783,006    $ 57,831  $ 1,239,472   $      -
                         =========    ========  ===========   ==========













   The accompanying notes are an integral part of these financial statements.

                                F-6a

                         SUMMIT SILVER, INC.
                  STATEMENT OF STOCKHOLDERS' EQUITY


                                        Accumulated    Total
                         Accumulated    Comprehensive  Stockholders'
                         Deficit        Loss           Equity
Balance forward          $   (424,042)  $       -      $  552,666

Common stock issued for
 equipment at $0.25 per
 share                             -            -         218,000

Common stock issued for
 services, consulting and
 directors fees at prices
 ranging from $0.02 to $0.25
 per share                         -            -          64,075

Common stock issued in
 settlement of property
 title at $0.05 per share          -            -           1,500

Payment of stock subscriptions     -            -          40,000

Payment of fees for stock
 transfer                          -            -          (2,980)

Cancellation of stock
 subscription receivable
 and common stock             100,000           -              -

Net loss                     (658,242)          -        (658,242)

Unrealized holding losses
 for the period                    -      (180,125)      (180,125)
                         ------------   ----------     ----------
Balance,
 May 31, 1999            $ (1,082,284)  $ (180,125)    $    34,894
                         ============   ==========     ===========














   The accompanying notes are an integral part of these financial statements.

                                F-6b

                         SUMMIT SILVER, INC.
                      STATEMENTS OF CASH FLOWS

                                             Years Ended May 31,
                                             1999           1998
CASH FLOWS FROM OPERATING ACTIVITIES
 Net income (loss)                           $ (658,242)    $ (91,353)
 Adjustments to reconcile net loss
  to net cash provided (used) by
  operating activities:
  Depreciation                                    7,542         3,412
  Services paid by issuance of stock             64,075           970
  Expense of unrecovered exploration costs           -         79,380
  Investment exchanged for services               2,998            -
  Loss on write off of mineral properties        38,337            -
  Loss on exchange of investments               110,690            -
  Loss on exchange of investment
   for services                                  10,472            -
  Capital (gain) loss on mining property
   exchanged for investment                     374,784        (6,095)
   Decrease (increase) in:
    Receivable from related party                   500            -
   Increase (decrease) in:
    Accounts payable                              2,781            -
    Payable to related party                     (3,336)       (3,494)
                                             ----------     ---------
NET CASH PROVIDED (USED) BY
 OPERATING ACTIVITIES                           (49,399)      (17,180)
                                             ----------     ---------
CASH FLOWS FROM INVESTING ACTIVITIES
 Equipment                                       (1,500)           -
 Investments                                     (1,526)       (9,330)
                                             ----------     ---------
NET CASH PROVIDED (USED) BY
 INVESTING ACTIVITIES                            (3,026)       (9,330)
                                             ----------     ---------
CASH FLOWS FROM FINANCING ACTIVITIES
 Receipt of cash for stock subscriptions         40,000            -
 Stock issuance for cash                         13,927        26,810
                                             ----------     ---------
NET CASH FLOWS FROM FINANCING ACTIVITIES         53,927        26,810
                                             ----------     ---------
Net increase (decrease) in cash                   1,502           300
Cash at the beginning of period                   2,362         2,062
                                             ----------     ---------
Cash at the end of period                    $    3,864     $   2,362
                                             ==========     =========








   The accompanying notes are an integral part of these financial statements.

                         SUMMIT SILVER, INC.
                STATEMENTS OF CASH FLOWS (Continued)

                                             Years Ended May 31,
                                             1999           1998
SUPPLEMENTAL DISCLOSURE:
Interest paid                                $      -       $ 185
                                             =========      =====
Taxes paid                                   $      -       $  -
                                             =========      =====
Non-cash investing and financing activities:
 Common stock issued for services            $  64,075      $ 970
 Common stock issued for mining properties   $      -       $  -
 Common stock issued for equipment           $ 218,000      $  -
 Common stock issued in lieu of debt         $   1,500      $  -








































   The accompanying notes are an integral part of these financial statements.

                        SUMMIT SILVER, INC.
                   NOTES TO FINANCIAL STATEMENTS

NOTE 1 - ORGANIZATION AND DESCRIPTION OF BUSINESS

Summit Silver, Inc. was incorporated on December 26, 1967 under the laws of the State of Idaho for the purpose of acquisition, exploration and development of mining properties. The Company conducts operations primarily from its offices in Coeur d'Alene, Idaho.

During the year ended May 31, 1999, the Company disposed of or wrote off virtually all its mineral properties and began seeking acquisitions in the technology industry. This began a new development stage subsequent to the date of these financial statements.

The Company is actively seeking additional capital and management believes that its stock can be sold to enable the Company to continue its operations. However, there are inherent uncertainties and management cannot provide assurances that it will be successful in its endeavors.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of Summit Silver, Inc. is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management which is responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

Accounting Method
The Company's financial statements are prepared using the accrual method of accounting.

Loss per Share
Loss per share is computed by dividing the net loss by the weighted average number of shares during the year. The weighted average number of shares is calculated by taking the number of shares outstanding and weighting them by the amount of time that they were outstanding.

Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

                        SUMMIT SILVER, INC.
                   NOTES TO FINANCIAL STATEMENTS

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Mineral Properties
Costs of acquiring, exploring and developing mineral properties are capitalized by project area. Costs to maintain the mineral rights and leases are expensed as incurred. When a property reaches the production stage, the related capitalized costs will be amortized, using the units of production method on the basis of periodic estimates of ore reserves. Mineral properties are periodically assessed for impairment of value and any losses are charged to operations at the time of impairment.

Should a property be abandoned, its capitalized costs are charged to operations. The Company charges to operations the allocable portion of capitalized costs attributable to properties sold. Capitalized costs are allocated to properties sold based on the proportion of claims sold to the claims remaining within the project area.

Cash and Cash Equivalents
For purposes of the statement of cash flows, the Company considers all short-term debt securities purchased with a maturity of three months or less to be cash equivalents.

Impaired Asset Policy
The Company reviews its long-lived assets quarterly to determine if any events or changes in circumstances have transpired which indicate that the carrying value of its assets may not be recoverable. The Company determines impairment by comparing the undiscounted future cash flows estimated to be generated by its assets to their respective carrying amounts. The Company does not believe any adjustments are needed to the carrying value of its assets at May 31, 1999.

Provision for Taxes
At May 31, 1999, the Company has a net operating loss of approximately $1,230,000, which may be offset against future taxable income through 2013. No provision for taxes or tax benefit from net operating loss carryforwards has been reported in the financial statements as the Company will probably continue to experience operating losses during its development stage and it is currently unknown if the carryforwards will expire unused.

NOTE 3 - MINERAL PROPERTIES

Kimberly Gold Mine Property
The Company owned 33 unpatented claims located in Idaho County, Idaho. In recent years, the Company's activities concentrated at the Kimberly Gold Mine, located about 35 miles east of Riggins, Idaho and about 55 miles north of McCall, Idaho. The Company entered into a lease agreement on the Kimberly Mine with Marshall Mountain Mining and Exploration, Inc. in 1993. During 1994, this agreement was assigned to

                        SUMMIT SILVER, INC.
                   NOTES TO FINANCIAL STATEMENTS

NOTE 3 - MINERAL PROPERTIES (Continued)

Kimberly Gold Mine Property
Quasar Equities. During the year ended May 31, 1999, these claims were exchanged for Ashington Mining Company common stock valued at $3,750 and Central Silver Corp. common stock valued at $15,000. Ashington also agreed to indemnify Summit for future environmental and reclamation costs. This transaction resulted in a loss of $328,120.

Other Mineral Properties
The Company owned 5 patented claims known as the Baltimore Mine, near Boulder, Montana and 46 unpatented claims located about 50 miles southeast of Battle Mountain, Nevada in the Crescent Valley known as the East Cortez property. During the year ended May 31, 1998, these claims were sold to Idora Silver Mines, Inc. in exchange for Idora common stock. The Idora common stock was exchanged for equipment during the same period.

Other mineral properties owned by the Company include 5 Association Placer claims near Ruby Creek, Beaverhead County, Montana and 100 lode claims located on Roberts Mountain in Eureka County, Nevada.

During the year ended May 31, 1999, the Company's Nevada claims were exchanged for Sterling Mining Company common stock valued at $43,910. During this same period the Company also exchanged 4 unpatented mining claims in Wenatchee, Washington along with equipment for Silver Trend Mining Company's common stock. (Note 8.) This transaction resulted in a loss of $46,664. After an evaluation of all other mineral properties, it was deemed to be uneconomical to develop these properties; therefore, their recorded costs and previously capitalized unrecovered exploration costs were written off. This resulted in a loss of $38,337, which was charged to operations.

NOTE 4 - COMMON STOCK

During the year ended May 31, 1999, the Company issued 436,000 shares of its common stock for the purchase of equipment, 2,815,800 shares of its common stock for services to directors, consultants and independent contractors and 30,000 shares of its common stock for settlement of a property title. The stock was issued at prices ranging from $0.02 to $0.50 per share, which approximated its market value in the opinion of management at the dates of issuance.

On June 12, 1998, the Board of Directors authorized a 1 for 6 reverse stock split of common stock to stockholders of record on that date. Per-share amounts in the accompanying financial statements have not been adjusted for the split.

During the year ended May 31, 1998, the Company issued 106,400 shares of its common stock in payment of services to directors and consultants. The stock was issued at $0.05 per share, which is the fair market value of the shares on the date of issuance.

                        SUMMIT SILVER, INC.
                   NOTES TO FINANCIAL STATEMENTS

NOTE 5 - COMMON STOCK OPTIONS

In August 1997, in exchange for debt of $2,520, the Company granted an option to acquire 150,000 shares of the Company's common stock at prices ranging from $0.36 to $0.90 per share. The option is nonassignable and expires in one to three years.

The value of this option was estimated on the grant date of the option using the Black-Scholes Option Price Calculation. The following assumptions were made in estimating fair value. Risk-free interest rate is 5% and the expected life of the option is one to three years. The options granted in August 1997 consisted of 150,000 common stock options that may be exercised for terms of one to three years at prices ranging from $0.36 to $0.90 per share. The strike price of these options exceeds the options' minimum value calculated using the Black-Scholes model and the assumptions described, and therefore no expenses for these 150,000 shares have been recognized pursuant to Financial Accounting Standard No. 123.

Following is a summary of the stock options during the years ending May 31, 1999 and 1998.

                                                  Weighted
                                                  Average
                                   Number         Exercise
                                   Of Shares      Price
Outstanding at 6/1/97              150,000        $  .63
Granted                                 -             -
Exercised                               -             -
Forfeited                               -             -
                                   -------        ------
Outstanding at 5/31/98             150,000        $  .63
                                   =======        ======
Options exercisable at 5/31/98      41,670        $  .36
                                   =======        ======
Outstanding at 6/1/98              150,000        $  .63
Granted                                 -             -
Exercised                               -             -
Forfeited                               -             -
Expired                            (41,670)          .36
                                   -------        ------
Outstanding at 5/31/99             108,330        $  .73
                                   =======        ======
Options exercisable at 5/31/99      66,660        $  .63
                                   =======        ======

As of May 31, 1998 and 1999, no options had been exercised.










                        SUMMIT SILVER, INC.
                   NOTES TO FINANCIAL STATEMENTS

NOTE 6 - COMMITMENTS AND CONTINGENCIES

The Company leases office facilities in Coeur d'Alene, Idaho from Ironwood Investments, Inc. The lease is classified as a month to month tenancy and provides for monthly payments of $325.

NOTE 7 - RELATED PARTY

See Note 10 regarding cancellation of stock subscription to former shareholder.

NOTE 8 - PROPERTY AND EQUIPMENT

Property and equipment are stated at cost. Depreciation is computed using the straight-line method for financial reporting purposes and amounted to $7,542 and $3,412 for the fiscal years ended May 31, 1999 and 1998, respectively. For federal income tax purposes, depreciation is computed under the accelerated cost recovery system and the modified accelerated cost recovery system.

During the year ended May 31, 1999, the Company issued 436,000 shares of its common stock for equipment valued at $218,000. (Note 4.) The Company then exchanged all of its equipment and 4 unpatented mining claims (Note 3) for 6,000,000 shares of Silver Trend Mining Company's common stock. Thereafter, Silver Trend underwent a 1 for 10 reverse stock split and changed its name to Trend Mining Company resulting in 600,000 shares of the new stock held by the Company.

NOTE 9 - INVESTMENTS

The Company's securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities. Trading securities are recorded at fair value on the balance sheet in current assets, with the change in fair value during the period included in earnings.

The Company's trading securities consist of common stock stated at fair value and are summarized as follows:

                                               May 31,
Investment                              1999           1998
Ashington Mining Company                $  3,750       $ 11,160
Trend Mining Company                       5,700             -
Ashbrook Energy                            2,850             -
Sterling Mining Company                   16,465             -
Central Silver Corporation                 3,000             -
                                        --------       --------
                                        $ 31,765       $ 11,160
                                        ========       ========

                        SUMMIT SILVER, INC.
                   NOTES TO FINANCIAL STATEMENTS

NOTE 10 - SUBSCRIPTIONS RECEIVABLE

During the year ended May 31, 1998, the Company issued 4,000,000 pre-reverse split shares of common stock in exchange for a short-term, non-interest bearing receivable of $140,000. During the year ended May 31, 1999, payment of $40,000 was made against this receivable and the remaining balance of $100,000 in stock subscriptions was cancelled as a result of a settlement negotiated with a former shareholder.

NOTE 11 - GOING CONCERN

The Company's financial statements have been presented on a going concern basis that contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The liquidity of the Company has been adversely affected by accumulated net losses since inception. These conditions raise substantial doubt about the Company's ability to continue as a going concern.

Management's plans are summarized as follows: The Company is actively seeking additional equity capital and is endeavoring to find another business line outside of mining which encompasses the development and commercialization of technology.

NOTE 12 - SUBSEQUENT EVENTS

Acquisition of Elite Logistics Services, Inc.
In September 1999, the Company signed a letter of intent to acquire 100% of the outstanding shares of Elite Logistics Services, Inc., based in Freeport, Texas. Elite has developed proprietary technology and is producing products using wireless telecommunications and Internet technology to provide time and location specific asset monitoring and management. The technology allows for remote control of many vehicle functions including the ability to remotely disable a vehicle. The Company anticipates closing this transaction by the end of November 1999.

NOTE 13 - YEAR 2000 ISSUES

The Company has modified its business technologies to be ready for the year 2000. Critical data processing systems have been reviewed and the Company does not expect a significant effect on internal operations. However, like other companies, Summit Silver, Inc. could be adversely affected if the computer systems its suppliers or customers use do not properly process and calculate date-related information and data for the period surrounding and including January 1, 2000. This is commonly known as the "Year 2000" issue. Additionally, this issue could impact non-computer systems and devices such as production equipment, elevators, etc. At this time, because of the complexities involved in the issue, management cannot provide absolute assurances that the Year 2000 issue will not have an impact on the Company's operations. The costs related to Year 2000 compliance are expensed as incurred.

                   ELITE LOGISTICS SERVICES, INC.
                        Financial Statements

             For the period ended November 17, 1999 and For the years ended December 31, 1998 and 1997



                         TABLE OF CONTENTS



INDEPENDENT AUDITOR'S REPORT  .    .    .    .    .    .    F-1

FINANCIAL STATEMENTS
 Balance Sheets     .    .    .    .    .    .    .    .    F-2
 Statements of Operations and Accumulated Deficit .    .    F-3
 Statements of Stockholders' Equity     .    .    .    .    F-4
 Statements of Cash Flows     .    .    .    .    .    .    F-5

NOTES TO FINANCIAL STATEMENTS .    .    .    .    .    .    F-6

                      WILLIAMS & WEBSTER, P.S.
       Certified Public Accountants and Business Counsultants
       601 W. Riverside, Suite 1940, Spokane, WA   99201-0611
(509) 838-5111 FAX (509) 838-5114 E-mail wwpcpas@williams-webster.com


                    INDEPENDENT AUDITOR'S REPORT


Board of Directors
Elite Logistics Services, Inc.
Freeport, Texas

We have audited the accompanying balance sheets of Elite Logistics Services, Inc. as of November 17, 1999, December 31, 1998 and 1997 and the related statements of operations and accumulated deficit, cash flows, and stockholders' equity for the period and years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Elite Logistics Services, Inc. as of November 17, 1999, December 31, 1998 and 1997, and the results of its operations and its cash flows for the period and years then ended in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue a going concern. As discussed in Note 13 to the financial statements, the Company's significant losses raise substantial doubt about its ability to continue as a going concern. Management's plans regarding the resolution of this issue are also discussed in Note 13. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Williams & Webster, P.S.
Williams & Webster, P.S.
Spokane, Washington
February 15, 2000

ELITE LOGISTICS SERVICES, INC.
BALANCE SHEETS

                         November 17,   December 31,   December 31,
                         1999           1998           1997
ASSETS
CURRENT ASSETS
 Cash                    $    135,779   $    7,941     $   31,817
 Accounts receivable           50,692          360             -
 Inventory                    178,017           80             -
                         ------------   ----------     ----------
TOTAL CURRENT ASSETS          364,488        8,381         31,817
                         ------------   ----------     ----------
PROPERTY AND EQUIPMENT
 Computer equipment            88,929       61,285         59,653
 Furniture and equipment        6,089        2,645          2,645
 Software                      87,426       86,063         85,622
 Less:  accumulated
  depreciation and
  amortization                (86,184)     (53,164)       (23,360)
                         ------------   ----------     ----------
TOTAL PROPERTY AND
 EQUIPMENT                     96,260       96,829        124,560
                         ------------   ----------     ----------
OTHER ASSETS

Patent costs                   22,421           -              -
                         ------------   ----------     ----------
TOTAL OTHER ASSETS             22,421           -              -
                         ------------   ----------     ----------
TOTAL ASSETS             $    483,169   $  105,210     $  156,377
                         ============   ==========     ==========

LIABILITIES & STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
 Accounts payable        $    102,272   $       -      $       -
 Line of credit                50,000           -              -
 Accrued expenses              26,849           -              -
 Leases payable                 3,620           -              -
 Deferred salaries             56,255      161,251         18,357
 Shareholder loans
  payable                      44,001       42,101         14,100
                         ------------   ----------     ----------
TOTAL CURRENT
 LIABILITIES                  282,997      203,352         32,457
                         ------------   ----------     ----------
LONG-TERM LIABILITIES
Leases payable, net of
 current portion                6,935           -              -
                         ------------   ----------     ----------
TOTAL LIABILITIES             289,932      203,352         32,457
                         ------------   ----------     ----------


   The accompanying notes are an integral part of these financial statements.

                                F-2a



ELITE LOGISTICS SERVICES, INC.
BALANCE SHEETS

                         November 17,   December 31,   December 31,
                         1999           1998           1997
COMMITMENTS AND
 CONTINGENCIES                     -            -              -
                         ------------   ----------     ----------
REDEEMABLE PREFERRED
 STOCK                        244,500           -              -
                         ------------   ----------     ----------
STOCKHOLDERS' EQUITY
 Common stock - $0.01 par
  value; 20,000,000 shares
  authorized; 10,400,000
  and shares issued and
  outstanding - "C"
  Corporation                 104,000           -              -
 Common stock - no par
  value; 100 shares
  authorized and 100 shares
  issued and outstanding -
  "S" Corporation                  -       381,360        381,360
 Warrants outstanding         229,955           -              -
 Additional paid-in
  capital                     741,527           -              -
Accumulated deficit        (1,126,745)    (479,502)      (257,440)
                         ------------   ----------     ----------
TOTAL STOCKHOLDERS'
 EQUITY (DEFICIT)             (51,263)     (98,142)       123,920
                         ------------   ----------     ----------
TOTAL LIABILITIES AND
 STOCKHOLDERS' EQUITY    $    483,169   $  105,210     $  156,377
                         ============   ==========     ==========




















   The accompanying notes are an integral part of these financial statements.

                                F-2b

ELITE LOGISTICS SERVICES, INC.
STATEMENTS OF OPERATIONS AND ACCUMULATED DEFICIT

                         Period Ending  Year Ending    Year Ending
                         November 17,   December 31,   December 31,
                         1999           1998           1997
REVENUES                 $    344,421   $    6,269     $    1,000

COST OF REVENUES              263,864        1,945            244
                         ------------   ----------     ----------
GROSS PROFIT                   80,557        4,324            756
                         ------------   ----------     ----------
EXPENSES
Marketing                     104,581       54,213         22,478
Administrative expenses       454,569       77,699        188,348
Research and development      163,267       94,474         47,370
                         ------------   ----------     ----------
TOTAL EXPENSES                722,417      226,386        258,196
                         ------------   ----------     ----------
OPERATING INCOME (LOSS)      (641,860)    (222,062)      (257,440)
                         ------------   ----------     ----------
OTHER INCOME (EXPENSE)
 Interest expense              (5,383)          -              -

                         ------------   ----------     ----------
INCOME (LOSS) BEFORE
 INCOME TAXES                (647,243)    (222,062)      (257,440)

INCOME TAXES                       -            -              -
                         ------------   ----------     ----------
NET (INCOME) LOSS            (647,243)    (222,062)      (257,440)

ACCUMULATED DEFICIT,
 BEGINNING BALANCE           (479,502)    (257,440)            -
                         ------------   ----------     ----------
ACCUMULATED DEFICIT,
 ENDING BALANCE          $ (1,126,745)  $ (479,502)    $ (257,440)
                         ============   ==========     ==========
BASIC AND DILUTED LOSS
 PER COMMON SHARE        $      (0.06)  $    (0.02)    $    (0.02)
                         ============   ==========     ==========
WEIGHTED AVERAGE NUMBER
 OF COMMON STOCK SHARES
 OUTSTANDING               10,231,524   10,400,000     10,400,000
                         ============   ==========     ==========









   The accompanying notes are an integral part of these financial statements.

ELITE LOGISTICS SERVICES, INC.
STATEMENT OF STOCKHOLDERS' EQUITY

                         Number
                         of Shares      Amount         Warrants
Beginning balance
 November 19, 1997               -      $      -       $      -
Issuance of common stock
 in November 1997 for cash
 at $3,810 per share             38       143,888             -
Issuance of common stock
 in November 1997 for
 compensation at $3,810
 per share                       37       142,711             -
Issuance of common stock
 in November 1997 for
 cash at $3,810 for
 contributed assets              25        94,761             -
Loss for year ending
 December 31, 1997
                         ----------     ---------      ---------
Balance
 December 31, 1997              100       381,360             -
Loss for year ending
 December 31, 1998               -             -              -
                         ----------     ---------      ---------
Balance
 December 31, 1998              100       381,360             -
Common stock returned to
 treasury at $4,167 per
 share                           (5)      (20,833)            -
Issuance of treasury shares
 for cash and deferred
 salaries at $7,000
 per share                        5        35,000             -
Exchange "S "Corporation
 common stock for "C"
 Corporation common stock
 at 100,400 to 1         10,039,900      (295,127)            -
Issuance of common stock
 for cash at $1.25
 per share                  320,000         3,200             -
Issuance of common stock
 at $1.25 in exchange for
 accounts payable            40,000           400             -
Issuance of 1,215,555
 warrants for common
 stock                           -             -         229,955
Loss for period ending
 November 17,  1999              -             -              -
                         ----------     ---------      ---------
Balance at
 November 17, 1999       10,400,000     $ 104,000      $ 229,955
                         ==========     =========      =========

   The accompanying notes are an integral part of these financial statements.

                                F-4a

ELITE LOGISTICS SERVICES, INC.
STATEMENT OF STOCKHOLDERS' EQUITY

                              Additional               Total
                              Paid-in   Accumulated    Stockholders'
                              Capital   Deficit        Equity
Beginning balance
 November 19, 1997            $      -  $         -    $       -

Issuance of common stock in
 November 1997 for cash at
 $3,810 per share                    -            -       143,888
Issuance of common stock
 in November 1997 for
 compensation at $3,810
 per share                           -            -       142,711
Issuance of common stock
 in November 1997 for
 cash at $3,810 for
 contributed assets                  -            -        94,761
Loss for year ending
 December 31, 1997                          (257,440)    (257,440)
                              --------- ------------   ----------
Balance
 December 31, 1997                   -      (257,440)     123,920
Loss for year ending
 December 31, 1998                   -      (222,062)    (222,062)
                              --------- ------------   ----------
Balance
 December 31, 1998                   -      (479,502)     (98,142)
Common stock returned to
 treasury at $4,167
 per share                           -            -       (20,833)
Issuance of treasury shares
 for cash and deferred
 salaries at $7,000 per share        -            -        35,000
Exchange "S "Corporation
 common stock for "C"
 Corporation common stock
 at 100,400 to 1                295,127           -            -
Issuance of common stock
 for cash at $1.25
 per share                      396,800           -       400,000
Issuance of common stock
 at $1.25 in exchange for
 accounts payable                49,600           -        50,000
Issuance of 1,215,555
 warrants for common
 stock                               -            -       229,955
Loss for period ending
 November 17,  1999                  -      (647,243)    (647,243)
                              --------- ------------   ----------
Balance at
 November 17, 1999            $ 741,527 $ (1,126,745)  $  (51,263)
                              ========= ============   ==========

   The accompanying notes are an integral part of these financial statements.

                                F-4b

ELITE LOGISTICS SERVICES, INC.
STATEMENTS OF CASH FLOWS

                         Period Ending  Year Ending    Year Ending
                         November 17,   December 31,   December 31,
                         1999           1998           1997
Cash flows from operating activities:
Net loss                 $ (647,243)    $ (222,062)    $ (257,440)
Adjustments to reconcile
 net loss to net cash
 provided (used) by
 operating activities:
 Depreciation and
  amortization               33,404         29,804         23,360
 Deferred salaries           42,155        128,794         32,457
 Warrants issued for
  consulting                229,955             -              -
 Stock issued for accounts
  payable                    50,000             -              -
 Stock issued for
  compensation               95,277             -         144,181
Decrease (Increase) in :
 Accounts receivable        (50,332)          (360)            -
 Inventory                 (177,937)           (80)            -
Increase (Decrease) in :
 Accounts payable           102,272             -              -
 Accrued expenses            26,717             -              -
                         ----------     ----------     ----------
Net cash provided (used)
 in operating activities   (295,732)       (63,904)       (57,442)
                         ----------     ----------     ---------
Cash flows from investing activities:
Purchase of property
 and equipment              (13,679)        (2,073)       (54,629)
Payments on
 leased equipment            (1,290)            -              -
Patent costs                (19,561)            -              -
                         ----------     ----------     ----------
Net cash provided (used)
 in investing activities    (34,530)        (2,073)       (54,629)
                         ----------     ----------     ----------














   The accompanying notes are an integral part of these financial statements.

                                F-5a

ELITE LOGISTICS SERVICES, INC.
STATEMENTS OF CASH FLOWS

                         Period Ending  Year Ending    Year Ending
                         November 17,   December 31,   December 31,
                         1999           1998           1997

Cash flows from financing activities:
Issuance of stock           414,100             -         143,888
Proceeds from line
 of credit                  226,000             -              -
Payments on line of
 credit                    (176,000)            -              -
Proceeds from notes
 payable shareholders        30,000         42,101             -
Payments to shareholders
 for notes                  (36,000)            -              -
                         ----------     ----------     ----------
Net cash provided (used)
 in financing activities    458,100         42,101        143,888
                         ----------     ----------     ----------

Net increase (decrease) in cash
Cash,
 beginning of period          7,941         31,817             -

Cash, end of period      $  135,779     $    7,941     $   31,817

SUPPLEMENTAL DISCLOSURES:
Cash paid for interest
 and income taxes:
 Interest                $    5,383     $       -      $       -
 Income taxes            $       -      $       -      $       -


NON-CASH OPERATING ACTIVITIES:
Common stock issued for
 accounts payable        $   50,000     $       -      $       -
Redeemable preferred
 stock issued for
 deferred salaries       $  244,500     $       -      $       -
Warrants issued for
 consulting              $  229,955     $       -      $       -











   The accompanying notes are an integral part of these financial statements.

                                F-5b

ELITE LOGISTICS SERVICES, INC.
NOTES TO FINANCIAL STATEMENTS
For the Period Ended November 17, 1999
For the Years Ended December 31, 1998 and 1997

NOTE 1 - BUSINESS ORGANIZATION

Nature of Operations
Elite Logistics Services, Inc. (hereinafter "Elite") was incorporated on August 6, 1997 under the laws of the State of Texas. Elite is engaged in the production of global positioning systems and provides the required services for the operation of these systems. The Company's services are marketed nationally. On September 1, 1999, the Company acquired new non-qualifying shareholders and amended its articles of incorporation to change from an S corporation to a regular C corporation. See Note 14.

On November 17, 1999, the Company agreed to an exchange of its stock in an acquisition with Summit Silver, Inc. This acquisition is being accounted for as a purchase and reverse acquisition of a non-operating public enterprise by a private operating company. Elite Logistics Services, Inc, the operating company, will be a subsidiary of Elite Logistics, Inc. (formerly Summit Silver Inc.) See Note 7.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting
Elite uses the accrual basis of accounting in accordance with generally accepted accounting principles.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Advertising
Advertising costs are charged to operations in the year incurred.

Property, Plant and Equipment
Property, plant and equipment are recorded at cost and depreciated using the straight-line method over estimated useful lives of three to seven years. Expenditures for repairs and maintenance which do not extend the useful life of the related asset are expensed as incurred.

Impairment of Long-lived Assets
The Company evaluates the recoverability of long-lived assets when events and circumstances indicate that such assets might be impaired. The Company determines impairment by comparing the undiscounted future cash flows estimated to be generated by these assets to their respective carrying amounts.

ELITE LOGISTICS SERVICES, INC.
NOTES TO FINANCIAL STATEMENTS
For the Period Ended November 17, 1999
For the Years Ended December 31, 1998 and 1997

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Taxes
Elite Logistics Services, Inc. has elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code for the years ended December 31, 1998 and 1997 and for the period ending August 31, 1999. Under those provisions, Elite does not pay federal corporate income taxes on its taxable income. Instead, the stockholders are liable for individual federal income taxes on their respective shares of corporate income and tax preferences. Accordingly, no provision has been made for federal income tax for the period ended August 31, 1999 or for the years ended December 31, 1998 and 1997 in the accompanying financial statements for income tax provision arising after September 1, 1999. See Note 14.

Trade Accounts Receivable
The Company provides for losses which may be sustained in collection of accounts receivable. All receivables are considered collectible and no valuation allowance is considered necessary.

Cash and Cash Equivalents
The Company considers all highly liquid investments with a maturity of three months or less at the date of acquisition to be cash equivalents.

Intangibles
Intangible assets consist of patents pending. Patent costs will be amortized using a straight-line method over seventeen years. Patents are currently expected to be granted in 2000 at which time amortization would begin.

Research and Development Costs
Costs of research and development are expensed as incurred.

Basic and Diluted Earnings Per Share
In December 1997, the Company adopted Statement of Financial Accounting Standards Statement (SFAS) No. 128, Earnings Per Share. Basis earnings per share is computed using the weighted average number of common shares outstanding. Diluted net loss per share is the same as basic net loss per share, as the inclusion of common stock equivalents would be antidilutive.

Revenue and Cash Recognition
Revenues and cost of revenues are recognized when services and products are furnished or delivered.

Compensated Absences
Employees of the Company are entitled to paid vacation, paid sick days and personal days off depending on job classification, length of service, and other factors. It is impracticable to estimate the amount of compensation for future absences, and accordingly, no liability has been recorded in the accompanying financial statements. The Company's policy is to recognize the cost of compensated absences when actually paid to employees.

ELITE LOGISTICS SERVICES, INC.
NOTES TO FINANCIAL STATEMENTS
For the Period Ended November 17, 1999
For the Years Ended December 31, 1998 and 1997

NOTE 3 - PATENT COSTS

The costs of patent applications are capitalized. The Company currently has two domestic and two foreign patent applications pending. The Company's patent applications relate to internet-enabled, global positioning system technology for the commanding, controlling, identification and routing of moving items. The cost of patents are amortized over their statutory lives of seventeen years. At November 17, 1999, the Company had not received any patent approvals. There was no patent amortization expensed recorded in 1999, 1998 or 1997.

NOTE 4 - INVENTORY

Inventories are stated at the lower of cost or market, with cost being determined on a weighted average basis.

Inventories at November 17, 1999, December 31, 1998 and 1997 consist of the following for the dates shown:

                                   1999      1998      1997
Finished goods                     $  13,000 $  -      $  -
Work in progress                      26,000    -         -
Raw materials                        139,017    80        -
                                   --------- -----     -----
     Total                         $ 178,017 $  80     $  -
                                   ========= =====     =====

Substantially all of the inventory is pledged as collateral for the Company's line of credit.

NOTE 5 - NOTES PAYABLE

As of November 17, 1999, the Company had a loan from International Bank of Commerce in the amount of $50,000. The loan is a revolving line of credit with a current maximum limit of $100,000, bearing interest at 9.75%. The note is due November 5, 2000 and is collateralized by accounts receivable and inventory.

Elite has a capital lease with Linc Monex Equipment, Inc. payable monthly at $460, including interest at 18%. The remaining capital lease payments are included in the schedule below.

Current maturities of long-term debt are as follows:

               2000                $ 3,620
               2001                $ 4,309
               2002                $ 2,626

ELITE LOGISTICS SERVICES, INC.
NOTES TO FINANCIAL STATEMENTS
For the Period Ended November 17, 1999
For the Years Ended December 31, 1998 and 1997

NOTE 6 - LOANS FROM SHAREHOLDERS

The Company has unsecured cash loans with its shareholders in the amounts of $44,001, $42,101, $14,100 at November 17, 1999, December 31,
1998 and 1997, respectively. The notes bear an interest rate of 5% annually, are unsecured, and due upon demand.

Notes to shareholders also included deferred salaries due to the shareholders of $56,255, $161,251 and $18,357 for the period ending November 17, 1999 and the years ended December 31, 1998 and 1997, respectively. In September 1999, the shareholders exchanged $244,500 in deferred salaries for 2,445 shares of preferred stock at $100 per share.

NOTE 7 - MERGER AND ACQUISITION

On November 17, 1999, Elite Logistics Services, Inc. ("Elite") completed an acquisition agreement with Summit Silver, Inc. (SSI) subsequently to be known as Elite Logistics, Inc. (ELI). In late
November 1999, SSI was renamed as Elite Logistic, Inc.

Under the terms of the agreement, SSI issued 10,400,000 shares of common stock in exchange for all of Elite's common stock. Immediately prior to the agreement and plan of reorganization, Elite had 10,400,000 shares of common stock issued and outstanding. Elite will continue as a subsidiary of ELI.

The acquisition was accounted for as a purchase by Elite of SSI because the shareholders of Elite controlled SSI after the acquisition in what is referred to as a reverse acquisition. Elite's financial information will be that of the continuing operating company.

In connection with this same transaction, all 2,445 shares of Elite's preferred stock were exchanged for an equivalent amount of SSI preferred stock, which conferred the same rights and provisions as the original shares of Elite's preferred stock. Also, the 1,215,555 outstanding warrants in Elite were exchanged with SSI for warrants of the same terms and rights.

NOTE 8 - REDEEMABLE PREFERRED STOCK

In September 1999, the Company issued 2,445 shares of $100 par value Series A preferred stock for deferred compensation of $244,500. Holders of Series A preferred shares with $100 par value are entitled to cumulative dividends at the per share rate of prime rate plus 2% (10.25% as of November 17, 1999) of the original issue price payable quarterly, if declared by the board of directors.

As of November 17, 1999 cumulative dividends have not been declared or paid.

The Corporation is required to redeem all issued and outstanding shares of series A preferred stock in September 15, 2000 at a redemption price of $100 per share. Prior to such time, the Corporation may redeem in whole or in part Series A preferred stock at the option of the board of directors.

ELITE LOGISTICS SERVICES, INC.
NOTES TO FINANCIAL STATEMENTS
For the Period Ended November 17, 1999
For the Years Ended December 31, 1998 and 1997

NOTE 8 - PREFERRED STOCK (Continued)

As part of the acquisition of Summit Silver, Inc. these preferred shares were traded for 2,445 shares of Summit's preferred stock at $.01 per value. (See Note 6 & 7)

NOTE 9 - COMMITMENTS AND CONTINGENCIES

Elite leases office space in Freeport, Texas on an annually renewable lease. The monthly rent is $2,000 and the lease term ends in December 1999. Subsequent to December 31, 1999, the Company has expanded its office space and renewed the lease for a twelve month term ending December 2000. The monthly lease payment is $3,800, commencing January 1, 2000.

Exclusive Agreement
The Company has an exclusive agreement with a distributor to sell the Company's Page Track system which involves two-way pager service requirements. The agreement limits the market area. The distributor paid $100,000 at the time the agreement was signed. Elite will pay the distributor 20% of net sales of air time less a 10% administration charge.

Employment Agreements
The Company has several employment agreements in place. These agreements are for unspecified terms and contain 12-18 month non-complete clauses for employees in the event that their job tenure with the Company is severed.

NOTE 10 - COMMON STOCK

Upon incorporation the Company had 100 shares of no par stock issued. In September 1999, the original 100 shares were converted to 10,040,000 shares of common stock. Also in September 1999, the Company issued 320,000 shares of common stock to various investor groups in exchange for cash proceeds of $400,000. This issuance resulted in non-qualifying shareholders to discontinue the Company's S elections, and resulted in the conversion to a C Corporation. Also in Novmeber 1999, the Company issued 40,000 shares of common stock in settlement of a vendor payable of $50,000.

NOTE 11 - WARRANTS

On September 20, 1999, the Board of Directors approved the issuance of a warrant to Vernor Investments to purchase up to 100,000 shares of the Company's common stock at 5% below the current market value at the time of purchase, exercisable from the date of issuance until September 30, 2000. For valuation purchases at issuance the strike price was determined to be $1.19 per share of common stock.

On November 10, 1999, the Board of Directors approved the issuance of a warrant to Forte Group LLC to purchase up to 1,115,555 shares of the Company's common stock at $1.25 per share from the date of issuance until September 30, 2002.

ELITE LOGISTICS SERVICES, INC.
NOTES TO FINANCIAL STATEMENTS
For the Period Ended November 17, 1999
For the Years Ended December 31, 1998 and 1997

NOTE 11 - WARRANTS (continued)

The fair value of each warrant granted is estimated on the grant date using the Black-Scholes Option Price Calculation. The following assumptions were made to estimating fair value. The risk-free interest rate is 5.5%, volatility is .5% and the expected life of the warrants is one to three years.

The fair market value of these warrants of $229,955 for consulting fees are included in the financial statements at November 17, 1999 pursuant to Financial Accounting Standard No. 123.

The following is a summary of warrants during the period ended November
17, 1999:

                                                       Weighted
                                                       Average
                                        Number         Exercise
                                        Of Shares      Price
Outstanding at December 31, 1998               -           -
Granted during 1999                     1,215,555      $ 1.25
Exercised                                      -           -
Forfeited or expired                           -           -
                                        ---------      ------
Outstanding at November 17, 1999        1,215,555      $ 1.25
                                        =========      ======

Weighted average fair value of
Warrants granted during 1999            $    0.19
                                        =========

On November 17, 1999 the outstanding warrants were converted under the acquisition agreement into warrants of Elite Logistics, Inc. under the same terms and conditions described above.

NOTE 12 - YEAR 2000

Like other companies, Elite could be adversely affected if the computer systems it, its suppliers or customers use do not properly process and calculate date-related information and data from the period surrounding and including January 1, 2000. This is commonly known as the "Year 2000" issue. Additionally, this issue could impact non-computer systems and devices such as production equipment, elevators, etc. At this time, because of the complexities involved in the issue, management cannot provide assurances that the Year 2000 issue will not have an impact on the company's operations.

The Company has reviewed its business and processing systems and believes that the majority of its systems are already year 2000 compliant or can be made so with software updates. Based on preliminary assessments, the Company regards the costs associated with Year 2000 readiness to be immaterial.

ELITE LOGISTICS SERVICES, INC.
NOTES TO FINANCIAL STATEMENTS
For the Period Ended November 17, 1999
For the Years Ended December 31, 1998 and 1997

NOTE 13 - GOING CONCERN CONSIDERATION

As shown in the accompanying financial statements, the Company incurred net losses of $647,243, $222,062, and $257,440, for the period ended November 17, 1999 and the years ended December 31, 1998 and 1997, respectively. Management's plans are to successfully merge the Company with another corporation to expand its business direction. See Note 7. If successful, the merger's consequences will serve to mitigate the factors which had raised substantial doubt about the Company's ability to continue as a going concern and increase the availability of resources for funding of the Company's current operation and future market development.

After the date of these financial statements, the Company executed a merger and share exchange with another corporation. This merger and exchange resulted in the Company's current stockholders becoming majority stockholders in the new company. See Note 7.

NOTE 14 - INCOME TAXES

The Company upon formation elected to be taxed as a subchapter S corporation for tax purposes. An S Corporation makes no provision for tax purposes and passes all items of income, loss or tax preference to the individual shareholders. For the years ended December 31, 1998 and 1997, there are no provisions for taxes based upon the Company's effective S election.

On September 1, 1999, the Company sold shares of common stock to non-qualifying holders for an S Corporation. As of September 1, 1999 the Company's S election was terminated. The loss for the period from January 1, 1999 to August 31, 1999 is $226,706. The loss for the period from September 1, 1999 to November 17, 1999 is $420,537. The S Corporation period loss will be passed to the shareholders of record on August 31, 1999. The subsequent loss of $420,537 is the Company's net operating loss as of November 17, 1999.

The Company has no significant book to tax differences in its assets and liabilities, which would give rise to deferred tax assets or liabilities. The Company may elect to file consolidated tax returns in the future as part of the merged entity to be known as Elite Logistics, Inc., formerly Summit Silver, Inc. See Note 7.

                              PART III

ITEM 15.  FINANCIAL STATEMENTS AND EXHIBITS.

     Exhibit No.    Description

     3.1            Articles of Incorporation.

     3.2            Amended Articles of Incorporation.

     3.3            Amended Articles of Incorporation.

     3.4            Amended Articles of Incorporation.

     3.5            Amended Articles of Incorporation.

     3.6            Bylaws.

     4.1            Specimen Stock Certificate.

     10.1           Acquisition Agreement.

     27.1           Financial Data Schedule.

     99.1           Office Lease.

SIGNATURES

     In accordance with Section 12 of the Securities Ace of 1934, the registrant caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized:

                              ELITE LOGISTICS SERVICES, INC.


                              BY: /s/ Joseph D. Smith
                                  Joseph D. Smith, President

     KNOW ALL MEN BY THESE PRESENT, that each person whose signature appears below constitutes and appoints Joseph D. Smith, as true and lawful attorney-in-fact and agent, with full power of substitution, for his and in his name, place and stead, in any all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement, and to file the same, therewith, with the Securities and Exchange Commission, and to make any and all state securities law or blue sky filings, granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as fully to all intends and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or any substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Exchange Act of 1934, this Form 10SB Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

Signatures               Title                              Date


/s/ Joseph D. Smith
Joseph D. Smith          President and a member of the      February 18, 2000
                    the Board of Directors

/s/ Diana Smith          Member of the Board of Directors   February 18, 2000
Diana Smith


/s/ Richard Hansen
Richard Hansen           Chief Operating Officer and a      February 17, 2000
                    member of the Board of Directors


/s/ Thien Nguyen         Vice President and a member of     February 17, 2000
Thien Nguyen        the Board of Directors


/s/ Hahn Nguyen
Hahn Nguyen         Vice President and a member of     February 18, 2000
                    the Board of Directors


/s/ John Ryan       Secretary and a member of the      February 18, 2000
John Ryan                Board of Directors


/s/ Russell Naisbitt     Treasurer, Chief Financial         February 18, 2000
Russell Naisbitt         Officer and a member of the
                    Board of Directors